Key metrics
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Credit Suisse (CHF million)
Net income/(loss) attributable to shareholders	292	424	(2,126)	(31)	–	2,057	(983)	–
Basic earnings/(loss) per share (CHF)	0.11	0.17	(0.83)	(35)	–	0.80	(0.41)	–
Diluted earnings/(loss) per share (CHF)	0.11	0.16	(0.83)	(31)	–	0.78	(0.41)	–
Return on equity (%)	2.7	4.0	(19.5)	–	–	4.8	(2.3)	–
Return on tangible equity (%)	3.0	4.5	(22.0)	–	–	5.5	(2.6)	–
Effective tax rate (%)	54.1	38.9	–	–	–	40.0	152.9	–
Core Results (CHF million)
Net revenues	4,976	5,042	5,340	(1)	(7)	21,628	21,786	(1)
Provision for credit losses	60	62	40	(3)	50	244	178	37
Total operating expenses	3,991	4,002	4,704	0	(15)	16,598	17,680	(6)
Income before taxes	925	978	596	(5)	55	4,786	3,928	22
Cost/income ratio (%)	80.2	79.4	88.1	–	–	76.7	81.2	–
Assets under management and net new assets (CHF billion)
Assets under management	1,347.3	1,404.7	1,376.1	(4.1)	(2.1)	1,347.3	1,376.1	(2.1)
Net new assets	0.5	15.7	3.1	(96.8)	(83.9)	56.5	37.8	49.5
Balance sheet statistics (CHF million)
Total assets	768,916	768,544	796,289	0	(3)	768,916	796,289	(3)
Net loans	287,581	284,511	279,149	1	3	287,581	279,149	3
Total shareholders' equity	43,955	42,734	41,902	3	5	43,955	41,902	5
Tangible shareholders' equity	38,970	37,784	36,937	3	6	38,970	36,937	6
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.6	12.9	13.5	–	–	12.6	13.5	–
Look-through CET1 ratio	12.6	12.9	12.8	–	–	12.6	12.8	–
Look-through CET1 leverage ratio	4.1	4.0	3.8	–	–	4.1	3.8	–
Look-through tier 1 leverage ratio	5.2	5.1	5.2	–	–	5.2	5.2	–
Share information
Shares outstanding (million)	2,550.6	2,552.4	2,550.3	0	0	2,550.6	2,550.3	0
of which common shares issued	2,556.0	2,556.0	2,556.0	0	0	2,556.0	2,556.0	0
of which treasury shares	(5.4)	(3.6)	(5.7)	50	(5)	(5.4)	(5.7)	(5)
Book value per share (CHF)	17.23	16.74	16.43	3	5	17.23	16.43	5
Market capitalization (CHF million)	27,605	37,701	44,475	(27)	(38)	27,605	44,475	(38)
Number of employees (full-time equivalents)
Number of employees	45,680	45,560	46,840	0	(2)	45,680	46,840	(2)
See relevant tables for additional information on these metrics.

Credit Suisse
In 4Q18, we recorded net income attributable to shareholders of CHF 292 million. Return on equity and return on tangible equity were 2.7% and 3.0%, respectively. As of the end of 4Q18, our CET1 ratio was 12.6%.
Results
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Statements of operations (CHF million)
Net interest income	2,412	1,419	1,565	70	54	7,009	6,557	7
Commissions and fees	2,864	2,821	3,104	2	(8)	11,890	11,817	1
Trading revenues [1]	(865)	383	186	–	–	624	1,317	(53)
Other revenues	390	265	334	47	17	1,397	1,209	16
Net revenues	4,801	4,888	5,189	(2)	(7)	20,920	20,900	0
Provision for credit losses	59	65	43	(9)	37	245	210	17
Compensation and benefits	2,141	2,394	2,568	(11)	(17)	9,620	10,367	(7)
General and administrative expenses	1,536	1,301	1,935	18	(21)	5,765	6,645	(13)
Commission expenses	301	286	365	5	(18)	1,259	1,430	(12)
Restructuring expenses	136	171	137	(20)	(1)	626	455	38
Total other operating expenses	1,973	1,758	2,437	12	(19)	7,650	8,530	(10)
Total operating expenses	4,114	4,152	5,005	(1)	(18)	17,270	18,897	(9)
Income before taxes	628	671	141	(6)	345	3,405	1,793	90
Income tax expense	340	261	2,234	30	(85)	1,361	2,741	(50)
Net income/(loss)	288	410	(2,093)	(30)	–	2,044	(948)	–
Net income/(loss) attributable to noncontrolling interests	(4)	(14)	33	(71)	–	(13)	35	–
Net income/(loss) attributable to shareholders	292	424	(2,126)	(31)	–	2,057	(983)	–
Statement of operations metrics (%)
Return on regulatory capital	5.7	6.0	1.2	–	–	7.5	3.9	–
Cost/income ratio	85.7	84.9	96.5	–	–	82.6	90.4	–
Effective tax rate	54.1	38.9	–	–	–	40.0	152.9	–
Earnings per share (CHF)
Basic earnings/(loss) per share	0.11	0.17	(0.83)	(35)	–	0.80	(0.41)	–
Diluted earnings/(loss) per share	0.11	0.16	(0.83)	(31)	–	0.78	(0.41)	–
Return on equity (%, annualized)
Return on equity	2.7	4.0	(19.5)	–	–	4.8	(2.3)	–
Return on tangible equity [2]	3.0	4.5	(22.0)	–	–	5.5	(2.6)	–
Balance sheet statistics (CHF million)
Total assets	768,916	768,544	796,289	0	(3)	768,916	796,289	(3)
Risk-weighted assets [3]	284,582	276,607	271,680	3	5	284,582	271,680	5
Leverage exposure [3]	881,386	884,952	916,525	0	(4)	881,386	916,525	(4)
Number of employees (full-time equivalents)
Number of employees	45,680	45,560	46,840	0	(2)	45,680	46,840	(2)

Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types. In 4Q18, we were involved in a tender offer of an issuer with respect to its own common shares that resulted in negative trading revenues, offset by positive net interest income as a result of a related dividend distribution by the same issuer.

Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Management believes that the return on tangible equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

3 Disclosed on a look-through basis.

Results summary
4Q18 results
In 4Q18, Credit Suisse reported net income attributable to shareholders of CHF 292 million compared to net income attributable to shareholders of CHF 424 million in 3Q18 and a net loss attributable to shareholders of CHF 2,126 million in 4Q17. The 4Q17 results included income tax expenses of CHF 2,234 million, mainly reflecting the re-assessment of deferred tax assets with an associated tax charge of CHF 2.3 billion, primarily resulting from a reduction in the US federal corporate tax rate following the enactment of the Tax Cuts and Jobs Act in the US during 4Q17. In 4Q18, Credit Suisse reported income before taxes of CHF 628 million, compared to CHF 671 million in 3Q18 and CHF 141 million in 4Q17, and adjusted income before taxes of CHF 846 million, compared to CHF 856 million in 3Q18 and CHF 569 million in 4Q17.
2018 results
In 2018, Credit Suisse reported net income attributable to shareholders of CHF 2,057 million compared to a net loss attributable to shareholders of CHF 983 million in 2017. The 2017 results included income tax expenses of CHF 2,741 million, mainly reflecting the re-assessment of deferred tax assets from the US tax reform. In 2018, Credit Suisse reported income before taxes of CHF 3,405 million compared to CHF 1,793 million in 2017 and adjusted income before taxes of CHF 4,194 million compared to CHF 2,762 million in 2017.
Results details
Net revenues
In 4Q18, we reported net revenues of CHF 4,801 million, which decreased 2% compared to 3Q18, primarily reflecting lower net revenues in Asia Pacific and Global Markets, partially offset by higher net revenues in International Wealth Management. The decrease in Asia Pacific was primarily driven by lower revenues in its Markets business across all revenue categories and lower revenues in its Wealth Management & Connected business, reflecting lower Private Banking revenues and lower advisory, underwriting and financing revenues. The decrease in Global Markets reflected weakness in credit markets and high levels of volatility coupled with a seasonal decline in client activity. The increase in International Wealth Management was primarily driven by higher transaction- and performance-based revenues, higher other revenues and higher net interest income.
Compared to 4Q17, net revenues decreased 7%, primarily reflecting lower net revenues in Global Markets and Asia Pacific. The decrease in Global Markets reflected less favorable market conditions which negatively impacted client activity across underwriting and fixed income products. The decrease in Asia Pacific was driven by lower revenues in its Wealth Management & Connected business, reflecting lower advisory, underwriting and financing revenues and lower Private Banking revenues, and lower revenues in its Markets business across all revenue categories.
Provision for credit losses
In 4Q18, provision for credit losses was CHF 59 million, primarily related to net provisions of CHF 26 million in Swiss Universal Bank, CHF 16 million in International Wealth Management and CHF 8 million in Asia Pacific.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
4Q18 (CHF million)
Net revenues	1,373	1,402	677	965	475	84	4,976	(175)	4,801
Provision for credit losses	26	16	8	5	5	0	60	(1)	59
Compensation and benefits	452	607	330	518	241	(64)	2,084	57	2,141
Total other operating expenses	364	369	302	635	124	113	1,907	66	1,973
of which general and administrative expenses	289	280	213	439	114	107	1,442	94	1,536
of which restructuring expenses	21	33	26	80	6	1	167	(31)	136
Total operating expenses	816	976	632	1,153	365	49	3,991	123	4,114
Income/(loss) before taxes	531	410	37	(193)	105	35	925	(297)	628
Return on regulatory capital (%)	16.7	28.9	2.7	(6.2)	12.4	–	8.7	–	5.7
Cost/income ratio (%)	59.4	69.6	93.4	119.5	76.8	–	80.2	–	85.7
Total assets	224,301	91,835	99,809	211,530	16,156	104,411	748,042	20,874	768,916
Goodwill	615	1,544	1,506	463	638	0	4,766	0	4,766
Risk-weighted assets [1]	76,475	40,116	37,156	59,016	24,190	29,703	266,656	17,926	284,582
Leverage exposure [1]	255,480	98,556	106,375	245,664	40,485	105,247	851,807	29,579	881,386
3Q18 (CHF million)
Net revenues	1,341	1,265	811	1,043	530	52	5,042	(154)	4,888
Provision for credit losses	31	15	10	3	3	0	62	3	65
Compensation and benefits	463	544	372	566	325	63	2,333	61	2,394
Total other operating expenses	336	328	253	570	132	50	1,669	89	1,758
of which general and administrative expenses	258	242	188	397	112	46	1,243	58	1,301
of which restructuring expenses	25	28	9	64	17	0	143	28	171
Total operating expenses	799	872	625	1,136	457	113	4,002	150	4,152
Income/(loss) before taxes	511	378	176	(96)	70	(61)	978	(307)	671
Return on regulatory capital (%)	16.2	27.1	12.5	(3.0)	8.9	–	9.0	–	6.0
Cost/income ratio (%)	59.6	68.9	77.1	108.9	86.2	–	79.4	–	84.9
Total assets	220,263	90,426	100,056	215,246	16,116	103,379	745,486	23,058	768,544
Goodwill	609	1,540	1,495	459	633	0	4,736	0	4,736
Risk-weighted assets [1]	74,422	39,389	34,001	57,338	22,448	29,712	257,310	19,297	276,607
Leverage exposure [1]	252,395	97,262	107,513	249,240	41,089	104,593	852,092	32,860	884,952
4Q17 (CHF million)
Net revenues	1,318	1,364	885	1,163	565	45	5,340	(151)	5,189
Provision for credit losses	15	14	7	8	(1)	(3)	40	3	43
Compensation and benefits	484	575	394	645	324	81	2,503	65	2,568
Total other operating expenses	386	435	308	705	135	232	2,201	236	2,437
of which general and administrative expenses	321	357	217	490	119	222	1,726	209	1,935
of which restructuring expenses	(2)	11	23	71	14	2	119	18	137
Total operating expenses	870	1,010	702	1,350	459	313	4,704	301	5,005
Income/(loss) before taxes	433	340	176	(195)	107	(265)	596	(455)	141
Return on regulatory capital (%)	13.5	25.2	13.3	(5.5)	15.0	–	5.6	–	1.2
Cost/income ratio (%)	66.0	74.0	79.3	116.1	81.2	–	88.1	–	96.5
Total assets	228,857	94,753	96,497	242,159	20,803	67,591	750,660	45,629	796,289
Goodwill	610	1,544	1,496	459	633	0	4,742	0	4,742
Risk-weighted assets [1]	65,572	38,256	31,474	58,858	20,058	23,849	238,067	33,613	271,680
Leverage exposure [1]	257,054	99,267	105,585	283,809	43,842	67,034	856,591	59,934	916,525
1 Disclosed on a look-through basis.

Overview of Results (continued)
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2018 (CHF million)
Net revenues	5,564	5,414	3,393	4,980	2,177	100	21,628	(708)	20,920
Provision for credit losses	126	35	35	24	24	0	244	1	245
Compensation and benefits	1,887	2,303	1,503	2,296	1,249	128	9,366	254	9,620
Total other operating expenses	1,393	1,371	1,191	2,506	560	211	7,232	418	7,650
of which general and administrative expenses	1,064	1,029	887	1,773	467	160	5,380	385	5,765
of which restructuring expenses	101	115	61	242	84	2	605	21	626
Total operating expenses	3,280	3,674	2,694	4,802	1,809	339	16,598	672	17,270
Income/(loss) before taxes	2,158	1,705	664	154	344	(239)	4,786	(1,381)	3,405
Return on regulatory capital (%)	17.1	30.7	12.0	1.2	10.9	–	11.1	–	7.5
Cost/income ratio (%)	59.0	67.9	79.4	96.4	83.1	–	76.7	–	82.6
2017 (CHF million)
Net revenues	5,396	5,111	3,504	5,551	2,139	85	21,786	(886)	20,900
Provision for credit losses	75	27	15	31	30	0	178	32	210
Compensation and benefits	1,957	2,278	1,602	2,532	1,268	398	10,035	332	10,367
Total other operating expenses	1,599	1,455	1,158	2,538	472	423	7,645	885	8,530
of which general and administrative expenses	1,251	1,141	831	1,839	423	364	5,849	796	6,645
of which restructuring expenses	59	70	63	150	42	14	398	57	455
Total operating expenses	3,556	3,733	2,760	5,070	1,740	821	17,680	1,217	18,897
Income/(loss) before taxes	1,765	1,351	729	450	369	(736)	3,928	(2,135)	1,793
Return on regulatory capital (%)	13.7	25.8	13.8	3.2	13.7	–	9.3	–	3.9
Cost/income ratio (%)	65.9	73.0	78.8	91.3	81.3	–	81.2	–	90.4
Total operating expenses
Compared to 3Q18, total operating expenses of CHF 4,114 million were stable, primarily reflecting a 11% decrease in compensation and benefits, mainly relating to lower salaries and variable compensation expenses, offset by an 18% increase in general and administrative expenses, mainly relating to higher professional services fees, higher non-income taxes and higher IT equipment expenses. In 4Q18, we incurred CHF 136 million of restructuring expenses in connection with the implementation of our strategy.
Compared to 4Q17, total operating expenses decreased 18%, primarily reflecting a 17% decrease in compensation and benefits, mainly relating to lower salaries and variable compensation expenses and a 21% decrease in general and administrative expenses, mainly relating to lower professional services fees and lower non-income taxes.
Income tax expense
In 4Q18, income tax expense of CHF 340 million mainly reflected the impact of the geographical mix of results, non-deductible funding costs, tax on own credit gains and the impact of the US base erosion and anti-abuse tax (BEAT). Overall, net deferred tax assets decreased CHF 42 million to CHF 4,505 million during 4Q18, mainly driven by earnings and own credit movements, partially offset by pension liabilities and foreign exchange impacts. Deferred tax assets on net operating losses increased CHF 162 million to CHF 1,647 million during 4Q18. The Credit Suisse effective tax rate was 54.1% in 4Q18 compared to 38.9% in 3Q18.
US tax reform – Tax Cuts and Jobs Act
The US tax reform enacted on December 22, 2017 resulted in a reduction of the federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The reform also introduced BEAT, effective as of January 1, 2018. It is broadly levied on tax deductions created by certain payments, e.g. for interest and services, to affiliated group companies outside the US, in the case where the calculated tax based on a modified taxable income exceeds the amount of ordinary federal corporate income taxes paid. The standard tax rates applicable under BEAT are 5% for 2018, 10% for 2019 until 2025 and 12.5% from 2026 onward. For certain banking entities, these rates are increased by 1% resulting in rates of 6% for 2018, 11% for 2019 until 2025 and 13.5% from 2026 onward. On the basis of the current analysis of the BEAT tax regime, following the draft regulations issued by the US Department of Treasury on December 13, 2018, Credit Suisse considers it as more likely than not that the Group will be subject to this regime in 2018. On this basis, CHF 65 million has been accrued in 4Q18 in relation to BEAT. The finalization of US BEAT regulations is expected to occur in 2019, at which point the above BEAT position for the tax year 2018 might need to be re-assessed. Prospectively, additional tax regulations of the US tax reform relating to interest deductibility may also impact Credit Suisse.

Regulatory capital
As of the end of 4Q18, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.6% and our risk-weighted assets were CHF 284.6 billion.
As previously disclosed, the Swiss Financial Market Supervisory Authority FINMA (FINMA) imposed regulatory changes, primarily in respect of credit multipliers and banking book securitizations, which resulted in additional risk-weighted assets relating to credit risk of CHF 1.7 billion in 4Q18.
Other information
Financial goals
At the Investor Day on December 12, 2018, we communicated our return on tangible equity (RoTE) targets for the Group. We confirmed our RoTE target of 10–11% for 2019 and 11–12% for 2020 and announced a target of above 12% beyond 2020.
For 2019 and 2020, we plan to distribute at least 50% of net income to shareholders, primarily through share buybacks and the distribution of a sustainable ordinary dividend, which dividend amount we expect to increase by at least 5% per annum.
Our targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of these targets to the nearest GAAP measures is unavailable without unreasonable efforts. RoTE is based on tangible shareholders’ equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.
Share buyback
For 2019, the Board of Directors of the Group approved a share buyback program of Group ordinary shares of up to CHF 1.5 billion. We expect to buy back at least CHF 1.0 billion in 2019, subject to market and economic conditions. For 2020, we expect a similar share buyback program as in 2019, subject to approval by the Board of Directors. The level of the share buyback for 2020 will be set in light of our capital plans and will be subject to prevailing market conditions, but is expected to be in line with our intention to distribute at least 50% of net income.
We commenced the share buyback program on January 14, 2019. We are acquiring our own shares on a second trading line on SIX Swiss Exchange, subject to deduction of applicable Swiss federal withholding tax. The repurchased shares are expected to be cancelled by means of a capital reduction to be proposed at a future Annual General Meeting (AGM) of shareholders.
Capital distribution proposal
Our Board of Directors will propose to the shareholders at the AGM on April 26, 2019 a distribution of CHF 0.2625 per share out of capital contribution reserves for the financial year 2018. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash.
Board of Directors
The Board of Directors is proposing Christian Gellerstad and Shan Li for election as new non-executive members of the Board of Directors at the AGM on April 26, 2019. Andreas Koopmann will not stand for re-election at the AGM and Alexandre Zeller will step down from the Board of Directors with effect as of February 28, 2019. All other members of the Board of Directors will stand for re-election for a further term of office of one year.
Presentation currency
Given the aggregate changes to our organizational structure, strategy and business activities in recent years and to improve comparability with peers, we are evaluating the appropriateness of a transition of the Group’s presentation currency from Swiss francs to US dollars. We are currently analyzing the potential benefits and impacts of such a transition, which will be discussed with our Board of Directors in due course.

Core Results
4Q18 results
In 4Q18, Core Results net revenues of CHF 4,976 million remained stable compared to 3Q18, primarily reflecting lower net revenues in Asia Pacific and Global Markets, partially offset by higher net revenues in International Wealth Management. Provision for credit losses was CHF 60 million, primarily related to Swiss Universal Bank, International Wealth Management and Asia Pacific. Total operating expenses of CHF 3,991 million were stable compared to 3Q18, mainly reflecting an 11% decrease in compensation and benefits, mostly offset by a 16% increase in general and administrative expenses. The decrease in compensation and benefits was primarily related to the Corporate Center and Investment Banking & Capital Markets. The increase in general and administrative expenses was mainly related to the Corporate Center, Global Markets and International Wealth Management. In 4Q18, we incurred CHF 167 million of restructuring expenses, primarily related to Global Markets, International Wealth Management, Asia Pacific and Swiss Universal Bank.
Core Results net revenues decreased 7% compared to 4Q17, primarily reflecting decreased net revenues in Asia Pacific and Global Markets. Total operating expenses decreased 15% compared to 4Q17, primarily reflecting a 17% decrease in compensation and benefits and a 16% decrease in general and administrative expenses, partially offset by a 40% increase in restructuring expenses. The decrease in compensation and benefits was primarily related to the Corporate Center, Global Markets and Investment Banking & Capital Markets. The decrease in general and administrative expenses was mainly related to the Corporate Center, International Wealth Management and Global Markets.
2018 results
In 2018, Core Results net revenues of CHF 21,628 million remained stable compared to 2017, primarily reflecting lower net revenues in Global Markets and Asia Pacific, partially offset by higher net revenues in International Wealth Management and Swiss Universal Bank. Provision for credit losses was CHF 244 million, primarily related to Swiss Universal Bank, International Wealth Management and Asia Pacific. Total operating expenses of CHF 16,598 million decreased 6% compared to 2017, mainly reflecting a 7% decrease in compensation and benefits and an 8% decrease in general and administrative expenses, partially offset by a 52% increase in restructuring expenses. The decrease in compensation and benefits was primarily related to the Corporate Center, Global Markets and Asia Pacific. The decrease in general and administrative expenses was mainly related to the Corporate Center, Swiss Universal Bank and International Wealth Management. In 2018, we incurred CHF 605 million of restructuring expenses, primarily related to Global Markets, International Wealth Management, Swiss Universal Bank and Investment Banking & Capital Markets.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
4Q18 (CHF million)
Net revenues	1,373	1,402	677	965	475	84	4,976	(175)	4,801
Real estate gains	(6)	(2)	0	0	0	(4)	(12)	0	(12)
(Gains)/losses on business sales	0	(24)	0	0	0	21	(3)	0	(3)
Net revenues adjusted	1,367	1,376	677	965	475	101	4,961	(175)	4,786
Provision for credit losses	26	16	8	5	5	0	60	(1)	59
Total operating expenses	816	976	632	1,153	365	49	3,991	123	4,114
Restructuring expenses	(21)	(33)	(26)	(80)	(6)	(1)	(167)	31	(136)
Major litigation provisions	(2)	0	(1)	0	(1)	0	(4)	(45)	(49)
Expenses related to business sales	0	(47)	0	0	0	0	(47)	(1)	(48)
Total operating expenses adjusted	793	896	605	1,073	358	48	3,773	108	3,881
Income/(loss) before taxes	531	410	37	(193)	105	35	925	(297)	628
Total adjustments	17	54	27	80	7	18	203	15	218
Adjusted income/(loss) before taxes	548	464	64	(113)	112	53	1,128	(282)	846
Adjusted return on regulatory capital (%)	17.2	32.7	4.7	(3.7)	13.3	–	10.6	–	7.7
3Q18 (CHF million)
Net revenues	1,341	1,265	811	1,043	530	52	5,042	(154)	4,888
Real estate gains	(15)	0	0	0	0	0	(15)	0	(15)
(Gains)/losses on business sales	0	5	0	0	0	0	5	0	5
Net revenues adjusted	1,326	1,270	811	1,043	530	52	5,032	(154)	4,878
Provision for credit losses	31	15	10	3	3	0	62	3	65
Total operating expenses	799	872	625	1,136	457	113	4,002	150	4,152
Restructuring expenses	(25)	(28)	(9)	(64)	(17)	0	(143)	(28)	(171)
Major litigation provisions	(2)	0	(1)	(10)	0	0	(13)	(9)	(22)
Expenses related to business sales	0	0	0	0	0	0	0	(2)	(2)
Total operating expenses adjusted	772	844	615	1,062	440	113	3,846	111	3,957
Income/(loss) before taxes	511	378	176	(96)	70	(61)	978	(307)	671
Total adjustments	12	33	10	74	17	0	146	39	185
Adjusted income/(loss) before taxes	523	411	186	(22)	87	(61)	1,124	(268)	856
Adjusted return on regulatory capital (%)	16.6	29.4	13.2	(0.7)	11.0	–	10.4	–	7.6
4Q17 (CHF million)
Net revenues	1,318	1,364	885	1,163	565	45	5,340	(151)	5,189
(Gains)/losses on business sales	0	28	0	0	0	0	28	0	28
Net revenues adjusted	1,318	1,392	885	1,163	565	45	5,368	(151)	5,217
Provision for credit losses	15	14	7	8	(1)	(3)	40	3	43
Total operating expenses	870	1,010	702	1,350	459	313	4,704	301	5,005
Restructuring expenses	2	(11)	(23)	(71)	(14)	(2)	(119)	(18)	(137)
Major litigation provisions	(7)	(31)	0	0	0	(127)	(165)	(90)	(255)
Expenses related to business sales	0	0	0	(8)	0	0	(8)	0	(8)
Total operating expenses adjusted	865	968	679	1,271	445	184	4,412	193	4,605
Income/(loss) before taxes	433	340	176	(195)	107	(265)	596	(455)	141
Total adjustments	5	70	23	79	14	129	320	108	428
Adjusted income/(loss) before taxes	438	410	199	(116)	121	(136)	916	(347)	569
Adjusted return on regulatory capital (%)	13.7	30.5	15.0	(3.3)	16.9	–	8.6	–	5.0

Reconciliation of adjusted results (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2018 (CHF million)
Net revenues	5,564	5,414	3,393	4,980	2,177	100	21,628	(708)	20,920
Real estate gains	(21)	(2)	0	0	0	(4)	(27)	(1)	(28)
(Gains)/losses on business sales	(37)	(55)	0	0	0	21	(71)	0	(71)
Net revenues adjusted	5,506	5,357	3,393	4,980	2,177	117	21,530	(709)	20,821
Provision for credit losses	126	35	35	24	24	0	244	1	245
Total operating expenses	3,280	3,674	2,694	4,802	1,809	339	16,598	672	17,270
Restructuring expenses	(101)	(115)	(61)	(242)	(84)	(2)	(605)	(21)	(626)
Major litigation provisions	(4)	0	(79)	(10)	(1)	0	(94)	(117)	(211)
Expenses related to business sales	0	(47)	0	0	0	0	(47)	(4)	(51)
Total operating expenses adjusted	3,175	3,512	2,554	4,550	1,724	337	15,852	530	16,382
Income/(loss) before taxes	2,158	1,705	664	154	344	(239)	4,786	(1,381)	3,405
Total adjustments	47	105	140	252	85	19	648	141	789
Adjusted income/(loss) before taxes	2,205	1,810	804	406	429	(220)	5,434	(1,240)	4,194
Adjusted return on regulatory capital (%)	17.4	32.6	14.5	3.1	13.6	–	12.5	–	9.2
2017 (CHF million)
Net revenues	5,396	5,111	3,504	5,551	2,139	85	21,786	(886)	20,900
(Gains)/losses on business sales	0	28	0	0	0	23	51	(38)	13
Net revenues adjusted	5,396	5,139	3,504	5,551	2,139	108	21,837	(924)	20,913
Provision for credit losses	75	27	15	31	30	0	178	32	210
Total operating expenses	3,556	3,733	2,760	5,070	1,740	821	17,680	1,217	18,897
Restructuring expenses	(59)	(70)	(63)	(150)	(42)	(14)	(398)	(57)	(455)
Major litigation provisions	(49)	(48)	0	0	0	(127)	(224)	(269)	(493)
Expenses related to business sales	0	0	0	(8)	0	0	(8)	0	(8)
Total operating expenses adjusted	3,448	3,615	2,697	4,912	1,698	680	17,050	891	17,941
Income/(loss) before taxes	1,765	1,351	729	450	369	(736)	3,928	(2,135)	1,793
Total adjustments	108	146	63	158	42	164	681	288	969
Adjusted income/(loss) before taxes	1,873	1,497	792	608	411	(572)	4,609	(1,847)	2,762
Adjusted return on regulatory capital (%)	14.6	28.6	15.0	4.3	15.2	–	10.9	–	6.0
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Swiss Universal Bank
In 4Q18, we reported income before taxes of CHF 531 million and net revenues of CHF 1,373 million. For 2018, we reported income before taxes of CHF 2,158 million and net revenues of CHF 5,564 million.
Results summary
4Q18 results
In 4Q18, income before taxes of CHF 531 million increased 4% compared to 3Q18. Net revenues of CHF 1,373 million were slightly higher compared to 3Q18, primarily driven by higher net interest income, partially offset by slightly lower recurring commissions and fees. Provision for credit losses was CHF 26 million compared to CHF 31 million in 3Q18. Total operating expenses were slightly higher compared to 3Q18, primarily reflecting higher general and administrative expenses. Adjusted income before taxes of CHF 548 million increased 5% compared to 3Q18.
Compared to 4Q17 income before taxes increased 23%. Net revenues increased 4%, mainly driven by higher net interest income and higher transaction-based revenues. Provision for credit losses was CHF 26 million compared to CHF 15 million in 4Q17. Total operating expenses were 6% lower compared to 4Q17, reflecting lower general and administrative expenses, decreased compensation and benefits and lower commission expenses, partially offset by higher restructuring expenses. Adjusted income before taxes increased 25% compared to 4Q17.
2018 results
In 2018, income before taxes of CHF 2,158 million increased 22% compared to 2017. Net revenues of CHF 5,564 million increased slightly compared to 2017, mainly due to higher recurring commissions and fees, the increase in other revenues, reflecting a gain on the sale of our investment in Euroclear of CHF 37 million and gains on the sale of real estate of CHF 21 million, and slightly higher net interest income. Higher recurring commissions and fees were mainly driven by higher wealth structuring solution fees, higher fees from lending activities and increased investment advisory fees. Slightly higher net interest income reflected higher deposit margins on slightly lower average deposit volumes and stable loan margins on stable average loan volumes. Transaction-based revenues were stable. Provision for credit losses was CHF 126 million in 2018 on a net loan portfolio of CHF 168.4 billion. Total operating expenses decreased 8%, primarily driven by lower professional and contractor services fees, decreased allocated corporate function costs, lower salary expenses and lower litigation provisions, partially offset by higher restructuring expenses, reflecting targeted headcount reductions and charges relating to reductions in office space. Adjusted income before taxes of CHF 2,205 million increased 18% compared to 2017.
Divisional results
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Statements of operations (CHF million)
Net revenues	1,373	1,341	1,318	2	4	5,564	5,396	3
Provision for credit losses	26	31	15	(16)	73	126	75	68
Compensation and benefits	452	463	484	(2)	(7)	1,887	1,957	(4)
General and administrative expenses	289	258	321	12	(10)	1,064	1,251	(15)
Commission expenses	54	53	67	2	(19)	228	289	(21)
Restructuring expenses	21	25	(2)	(16)	–	101	59	71
Total other operating expenses	364	336	386	8	(6)	1,393	1,599	(13)
Total operating expenses	816	799	870	2	(6)	3,280	3,556	(8)
Income before taxes	531	511	433	4	23	2,158	1,765	22
Statement of operations metrics (%)
Return on regulatory capital	16.7	16.2	13.5	–	–	17.1	13.7	–
Cost/income ratio	59.4	59.6	66.0	–	–	59.0	65.9	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	11,950	12,030	12,600	(1)	(5)	11,950	12,600	(5)
Number of relationship managers	1,780	1,790	1,840	(1)	(3)	1,780	1,840	(3)

Capital and leverage metrics
As of the end of 4Q18, we reported risk-weighted assets of CHF 76.5 billion, an increase of CHF 2.1 billion compared to the end of 3Q18, primarily driven by methodology changes, mainly reflecting the phase-in of the Swiss mortgage multipliers, and business growth. Leverage exposure of CHF 255.5 billion was CHF 3.1 billion higher compared to the end of 3Q18, mainly driven by an increase in high-quality liquid assets (HQLA) and business growth.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Net revenue detail (CHF million)
Private Clients	740	730	726	1	2	2,989	2,897	3
Corporate & Institutional Clients	633	611	592	4	7	2,575	2,499	3
Net revenues	1,373	1,341	1,318	2	4	5,564	5,396	3
Net revenue detail (CHF million)
Net interest income	760	716	729	6	4	2,946	2,896	2
Recurring commissions and fees	369	380	367	(3)	1	1,515	1,446	5
Transaction-based revenues	248	244	235	2	6	1,096	1,107	(1)
Other revenues	(4)	1	(13)	–	(69)	7	(53)	–
Net revenues	1,373	1,341	1,318	2	4	5,564	5,396	3
Provision for credit losses (CHF million)
New provisions	64	42	32	52	100	201	158	27
Releases of provisions	(38)	(11)	(17)	245	124	(75)	(83)	(10)
Provision for credit losses	26	31	15	(16)	73	126	75	68
Balance sheet statistics (CHF million)
Total assets	224,301	220,263	228,857	2	(2)	224,301	228,857	(2)
Net loans	168,393	167,696	165,041	0	2	168,393	165,041	2
of which Private Clients	113,403	113,576	111,222	0	2	113,403	111,222	2
Risk-weighted assets	76,475	74,422	65,572	3	17	76,475	65,572	17
Leverage exposure	255,480	252,395	257,054	1	(1)	255,480	257,054	(1)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17
Adjusted results (CHF million)
Net revenues	740	730	726	633	611	592	1,373	1,341	1,318
Real estate gains	(6)	(15)	0	0	0	0	(6)	(15)	0
Adjusted net revenues	734	715	726	633	611	592	1,367	1,326	1,318
Provision for credit losses	(4)	13	10	30	18	5	26	31	15
Total operating expenses	466	468	504	350	331	366	816	799	870
Restructuring expenses	(10)	(17)	1	(11)	(8)	1	(21)	(25)	2
Major litigation provisions	0	0	(2)	(2)	(2)	(5)	(2)	(2)	(7)
Adjusted total operating expenses	456	451	503	337	321	362	793	772	865
Income before taxes	278	249	212	253	262	221	531	511	433
Total adjustments	4	2	1	13	10	4	17	12	5
Adjusted income before taxes	282	251	213	266	272	225	548	523	438
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.2	16.6	13.7
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	2018	2017	2018	2017	2018	2017
Adjusted results (CHF million)
Net revenues	2,989	2,897	2,575	2,499	5,564	5,396
Real estate gains	(21)	0	0	0	(21)	0
Gains on business sales	(19)	0	(18)	0	(37)	0
Adjusted net revenues	2,949	2,897	2,557	2,499	5,506	5,396
Provision for credit losses	30	42	96	33	126	75
Total operating expenses	1,899	2,054	1,381	1,502	3,280	3,556
Restructuring expenses	(66)	(53)	(35)	(6)	(101)	(59)
Major litigation provisions	0	(6)	(4)	(43)	(4)	(49)
Adjusted total operating expenses	1,833	1,995	1,342	1,453	3,175	3,448
Income before taxes	1,060	801	1,098	964	2,158	1,765
Total adjustments	26	59	21	49	47	108
Adjusted income before taxes	1,086	860	1,119	1,013	2,205	1,873
Adjusted return on regulatory capital (%)	–	–	–	–	17.4	14.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Clients
Results details
In 4Q18, income before taxes of CHF 278 million was 12% higher compared to 3Q18, with lower provision for credit losses and stable net revenues and total operating expenses. Compared to 4Q17, income before taxes increased 31%, reflecting lower total operating expenses, slightly higher net revenues and lower provision for credit losses.
Net revenues
Compared to 3Q18, net revenues of CHF 740 million increased CHF 10 million with higher net interest income, partially offset by lower gains on the sale of real estate reflected in other revenues. Net interest income of CHF 440 million was 5% higher with stable deposit and loan margins on stable average deposit and loan volumes. Transaction-based revenues of CHF 85 million were slightly lower, mainly due to lower brokerage fees, partially offset by higher fees from foreign exchange client business. Recurring commissions and fees of CHF 209 million were stable. Adjusted net revenues of CHF 734 million were slightly higher compared to 3Q18.
Compared to 4Q17, net revenues were slightly higher, mainly driven by slightly higher net interest income and the gain on the sale of real estate reflected in other revenues, partially offset by lower transaction-based revenues. Net interest income was slightly higher with stable loan margins and slightly lower deposit margins on slightly higher average loan and deposit volumes. Transaction-based revenues were 4% lower, mainly driven by decreased client activity, partially offset by higher revenues from International Trading Solutions (ITS). Recurring commissions and fees were stable. Adjusted net revenues were stable compared to 4Q17.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 4Q18, Private Clients recorded a release of provision for credit losses of CHF 4 million compared to provision for credit losses of CHF 13 million in 3Q18 and CHF 10 million in 4Q17. The release of provision was partially offset by provisions mainly related to our consumer finance business.
Total operating expenses
Compared to 3Q18, total operating expenses of CHF 466 million were stable, with lower compensation and benefits and lower restructuring expenses, offset by higher general and administrative expenses. General and administrative expenses of CHF 180 million were 11% higher, primarily due to higher provisions, higher advertising and marketing expenses and increased allocated corporate function costs. Compensation and benefits of CHF 251 million decreased 5%, mainly driven by lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards.

Results - Private Clients
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Statements of operations (CHF million)
Net revenues	740	730	726	1	2	2,989	2,897	3
Provision for credit losses	(4)	13	10	–	–	30	42	(29)
Compensation and benefits	251	263	275	(5)	(9)	1,066	1,088	(2)
General and administrative expenses	180	162	200	11	(10)	663	772	(14)
Commission expenses	25	26	30	(4)	(17)	104	141	(26)
Restructuring expenses	10	17	(1)	(41)	–	66	53	25
Total other operating expenses	215	205	229	5	(6)	833	966	(14)
Total operating expenses	466	468	504	0	(8)	1,899	2,054	(8)
Income before taxes	278	249	212	12	31	1,060	801	32
Statement of operations metrics (%)
Cost/income ratio	63.0	64.1	69.4	–	–	63.5	70.9	–
Net revenue detail (CHF million)
Net interest income	440	419	428	5	3	1,717	1,670	3
Recurring commissions and fees	209	209	208	0	0	835	812	3
Transaction-based revenues	85	87	89	(2)	(4)	397	413	(4)
Other revenues	6	15	1	(60)	500	40	2	–
Net revenues	740	730	726	1	2	2,989	2,897	3
Margins on assets under management (annualized) (bp)
Gross margin [1]	144	139	140	–	–	144	143	–
Net margin [2]	54	48	41	–	–	51	40	–
Number of relationship managers
Number of relationship managers	1,260	1,270	1,300	(1)	(3)	1,260	1,300	(3)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Compared to 4Q17, total operating expenses decreased 8%, primarily reflecting lower compensation and benefits and lower general and administrative expenses, partially offset by higher restructuring expenses. Compensation and benefits were 9% lower, mainly due to lower salary expenses and decreased allocated corporate function costs. General and administrative expenses were 10% lower, primarily due to lower professional and contractor services fees and decreased occupancy expenses.
Margins
Our gross margin was 144 basis points in 4Q18, an increase of five basis points compared to 3Q18, primarily due to higher net interest income and slightly lower average assets under management. Compared to 4Q17, our gross margin was four basis points higher, mainly driven by slightly higher net interest income on stable average assets under management. On the basis of adjusted net revenues, our gross margin was 143 basis points in 4Q18, six and three basis points higher compared to 3Q18 and 4Q17, respectively.
> Refer to “Assets under management” for further information.
Our net margin was 54 basis points in 4Q18, an increase of six basis points compared to 3Q18, primarily reflecting higher net interest income, lower provision for credit losses and the slightly lower average assets under management. Compared to 4Q17, our net margin was 13 basis points higher, primarily due to lower total operating expenses, slightly higher net revenues and lower provision for credit losses on stable average assets under management. On the basis of adjusted income before taxes, our net margin was 55 basis points in 4Q18, seven and 14 basis points higher compared to 3Q18 and 4Q17, respectively.

Assets under management
As of the end of 4Q18, assets under management of CHF 198.0 billion were CHF 11.3 billion lower compared to the end of 3Q18, mainly driven by unfavorable market movements. Net asset outflows of CHF 1.1 billion were impacted by seasonal effects.
As of the end of 2018, assets under management of CHF 198.0 billion were CHF 10.3 billion lower compared to the end of 2017, mainly driven by unfavorable market movements, partially offset by net new assets of CHF 3.0 billion. Net new assets reflected positive contributions from all businesses.
Assets under management – Private Clients
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Assets under management (CHF billion)
Assets under management	198.0	209.3	208.3	(5.4)	(4.9)	198.0	208.3	(4.9)
Average assets under management	205.0	209.5	208.0	(2.1)	(1.4)	207.7	202.2	2.7
Assets under management by currency (CHF billion)
USD	28.9	30.3	30.5	(4.6)	(5.2)	28.9	30.5	(5.2)
EUR	20.1	21.3	22.9	(5.6)	(12.2)	20.1	22.9	(12.2)
CHF	140.0	147.8	145.0	(5.3)	(3.4)	140.0	145.0	(3.4)
Other	9.0	9.9	9.9	(9.1)	(9.1)	9.0	9.9	(9.1)
Assets under management	198.0	209.3	208.3	(5.4)	(4.9)	198.0	208.3	(4.9)
Growth in assets under management (CHF billion)
Net new assets	(1.1)	0.9	0.0	–	–	3.0	4.7	–
Other effects	(10.2)	0.5	2.2	–	–	(13.3)	11.4	–
of which market movements	(9.7)	1.9	2.5	–	–	(10.6)	12.4	–
of which foreign exchange	0.2	(1.2)	0.8	–	–	(0.8)	0.8	–
of which other	(0.7)	(0.2)	(1.1)	–	–	(1.9)	(1.8)	–
Growth in assets under management	(11.3)	1.4	2.2	–	–	(10.3)	16.1	–
Growth in assets under management (annualized) (%)
Net new assets	(2.1)	1.7	0.0	–	–	1.4	2.4	–
Other effects	(19.5)	1.0	4.3	–	–	(6.3)	6.0	–
Growth in assets under management (annualized)	(21.6)	2.7	4.3	–	–	(4.9)	8.4	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.4	2.0	2.4	–	–	–	–	–
Other effects	(6.3)	(0.4)	6.0	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	(4.9)	1.6	8.4	–	–	–	–	–
Corporate & Institutional Clients
Results details
In 4Q18, income before taxes of CHF 253 million was slightly lower compared to 3Q18, reflecting higher total operating expenses and higher provision for credit losses, partially offset by higher net revenues. Compared to 4Q17, income before taxes increased 14%, due to higher net revenues and lower total operating expenses, partially offset by higher provision for credit losses.
Net revenues
Compared to 3Q18, net revenues of CHF 633 million were 4% higher, mainly driven by increased net interest income. Net interest income of CHF 320 million was 8% higher, with higher deposit margins and slightly higher loan margins on stable average deposit and loan volumes. Transaction-based revenues of CHF 163 million were 4% higher mainly due to our profit share from the sale of an investment from our Swiss venture capital vehicle and higher revenues from ITS, partially offset by lower revenues from our Swiss investment banking business. Recurring commissions and fees of CHF 160 million were 6% lower, mainly due to lower fees from lending activities.

Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Statements of operations (CHF million)
Net revenues	633	611	592	4	7	2,575	2,499	3
Provision for credit losses	30	18	5	67	500	96	33	191
Compensation and benefits	201	200	209	0	(4)	821	869	(6)
General and administrative expenses	109	96	121	14	(10)	401	479	(16)
Commission expenses	29	27	37	7	(22)	124	148	(16)
Restructuring expenses	11	8	(1)	38	–	35	6	483
Total other operating expenses	149	131	157	14	(5)	560	633	(12)
Total operating expenses	350	331	366	6	(4)	1,381	1,502	(8)
Income before taxes	253	262	221	(3)	14	1,098	964	14
Statement of operations metrics (%)
Cost/income ratio	55.3	54.2	61.8	–	–	53.6	60.1	–
Net revenue detail (CHF million)
Net interest income	320	297	301	8	6	1,229	1,226	0
Recurring commissions and fees	160	171	159	(6)	1	680	634	7
Transaction-based revenues	163	157	146	4	12	699	694	1
Other revenues	(10)	(14)	(14)	(29)	(29)	(33)	(55)	(40)
Net revenues	633	611	592	4	7	2,575	2,499	3
Number of relationship managers
Number of relationship managers	520	520	540	0	(4)	520	540	(4)
Compared to 4Q17, net revenues were 7% higher, mainly driven by higher net interest income and higher transaction-based revenues. Net interest income was 6% higher, with higher deposit margins on lower average deposit volumes and stable loan margins on stable average loan volumes. Transaction-based revenues increased 12%, mainly driven by higher revenues from ITS, higher revenues from our Swiss investment banking business and the profit share from the sale of an investment from our Swiss venture capital vehicle, partially offset by decreased client activity. Recurring commissions and fees were stable.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 4Q18, Corporate & Institutional Clients recorded provision for credit losses of CHF 30 million compared to CHF 18 million in 3Q18 and CHF 5 million in 4Q17. 4Q18 reflected higher new provisions mainly related to one individual case, partially offset by higher releases of provision for credit losses. The increase compared to 4Q17 also reflected a recovery case of CHF 8 million in 4Q17.
Total operating expenses
Compared to 3Q18, total operating expenses of CHF 350 million increased 6%, mainly reflecting higher general and administrative expenses. General and administrative expenses of CHF 109 million increased 14%, mainly reflecting higher professional services fees and increased allocated corporate function costs. Compensation and benefits of CHF 201 million were stable, with higher deferred compensation expenses from prior-year awards, offset by lower discretionary compensation and lower pension expenses.
Compared to 4Q17, total operating expenses decreased 4%, reflecting lower general and administrative expenses, decreased commission expenses and lower compensation and benefits, partially offset by higher restructuring expenses. General and administrative expenses decreased 10%, mainly due to lower allocated corporate function costs, lower litigation provisions and decreased professional services fees. Compensation and benefits decreased 4%, primarily driven by lower discretionary compensation expenses and lower allocated corporate function costs.
Assets under management
As of the end of 4Q18, assets under management of CHF 348.7 billion were CHF 11.5 billion lower compared to the end of 3Q18, mainly driven by unfavorable market movements. Net new assets of CHF 2.1 billion primarily reflected positive contributions from our pension business.
As of the end of 2018, assets under management of CHF 348.7 billion were CHF 6.0 billion lower compared to the end of 2017, mainly driven by unfavorable market movements, partially offset by net new assets of CHF 8.6 billion. Net new assets primarily reflected positive contributions from our pension business.

International Wealth Management
In 4Q18, we reported income before taxes of CHF 410 million and net revenues of CHF 1,402 million. For 2018, we reported income before taxes of CHF 1,705 million and net revenues of CHF 5,414 million.
Results summary
4Q18 results
In 4Q18, income before taxes of CHF 410 million increased 8% compared to 3Q18. Net revenues of CHF 1,402 million increased 11% compared to 3Q18, primarily driven by higher transaction- and performance-based revenues, higher other revenues and higher net interest income. The increase in transaction- and performance-based revenues primarily reflected year-end performance fees and higher placement fees in Asset Management. The improvement in other revenues reflected a business disposal in Asset Management. Provision for credit losses was CHF 16 million compared to CHF 15 million in 3Q18. Total operating expenses were 12% higher compared to 3Q18, mainly driven by higher compensation and benefits relating to the business disposal in Asset Management and higher general and administrative expenses. Adjusted income before taxes of CHF 464 million increased 13% compared to 3Q18.
Compared to 4Q17 income before taxes increased 21%. Net revenues increased slightly with improved other revenues and higher net interest income, partially offset by lower transaction- and performance-based revenues. Other revenues in 4Q17 included an investment loss from Asset Management Finance LLC (AMF) and a loss from a business disposal relating to our systematic market making business in Asset Management. Provision for credit losses was CHF 16 million compared to CHF 14 million in 4Q17. Total operating expenses were slightly lower, with lower general and administrative expenses, partially offset by higher compensation and benefits and higher restructuring expenses, reflecting the results of our cost efficiency measures. Adjusted income before taxes increased 13% compared to 4Q17.
Divisional results
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Statements of operations (CHF million)
Net revenues	1,402	1,265	1,364	11	3	5,414	5,111	6
Provision for credit losses	16	15	14	7	14	35	27	30
Compensation and benefits	607	544	575	12	6	2,303	2,278	1
General and administrative expenses	280	242	357	16	(22)	1,029	1,141	(10)
Commission expenses	56	58	67	(3)	(16)	227	244	(7)
Restructuring expenses	33	28	11	18	200	115	70	64
Total other operating expenses	369	328	435	13	(15)	1,371	1,455	(6)
Total operating expenses	976	872	1,010	12	(3)	3,674	3,733	(2)
Income before taxes	410	378	340	8	21	1,705	1,351	26
Statement of operations metrics (%)
Return on regulatory capital	28.9	27.1	25.2	–	–	30.7	25.8	–
Cost/income ratio	69.6	68.9	74.0	–	–	67.9	73.0	–
Number of employees (full-time equivalents)
Number of employees	10,210	10,190	10,250	0	0	10,210	10,250	0

2018 results
In 2018, income before taxes of CHF 1,705 million increased 26% compared to 2017. Net revenues of CHF 5,414 million increased 6% compared to 2017, reflecting higher revenues across all revenue categories. Higher net interest income reflected higher deposit margins and lower loan margins on higher average deposit and loan volumes. Higher recurring commissions and fees were mainly driven by higher asset management fees and higher fees from lending activities. Other revenues in 2018 reflected a gain on the sale of our investment in Euroclear of CHF 37 million in Private Banking and revenues from the business disposal in Asset Management. Other revenues in 2017 included the investment loss from AMF and the loss from the business disposal relating to our systematic market making business. Transaction- and performance-based revenues increased CHF 14 million, mainly reflecting increased client activity, higher revenues from ITS and higher corporate advisory fees related to integrated solutions in Private Banking. This increase was offset by lower performance and placement revenues mainly from Asset Management. Provision for credit losses was CHF 35 million on a net loan portfolio of CHF 51.7 billion. Total operating expenses decreased slightly compared to 2017, primarily driven by lower litigation provisions, lower salary expenses and decreased professional and contractor services fees, partially offset by higher restructuring expenses, reflecting the results of our cost efficiency measures. Adjusted income before taxes of CHF 1,810 million increased 21% compared to 2017.
Capital and leverage metrics
As of the end of 4Q18, we reported risk-weighted assets of CHF 40.1 billion, slightly higher compared to the end of 3Q18, primarily driven by model and parameter updates, partially offset by movements in risk levels. Leverage exposure of CHF 98.6 billion increased CHF 1.3 billion compared to the end of 3Q18, mainly driven by business growth, partially offset by lower HQLA.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Net revenue detail (CHF million)
Private Banking	942	913	923	3	2	3,890	3,603	8
Asset Management	460	352	441	31	4	1,524	1,508	1
Net revenues	1,402	1,265	1,364	11	3	5,414	5,111	6
Net revenue detail (CHF million)
Net interest income	404	382	380	6	6	1,568	1,449	8
Recurring commissions and fees	562	559	553	1	2	2,233	2,135	5
Transaction- and performance-based revenues	439	353	521	24	(16)	1,630	1,616	1
Other revenues	(3)	(29)	(90)	(90)	(97)	(17)	(89)	(81)
Net revenues	1,402	1,265	1,364	11	3	5,414	5,111	6
Provision for credit losses (CHF million)
New provisions	20	22	22	(9)	(9)	56	49	14
Releases of provisions	(4)	(7)	(8)	(43)	(50)	(21)	(22)	(5)
Provision for credit losses	16	15	14	7	14	35	27	30
Balance sheet statistics (CHF million)
Total assets	91,835	90,426	94,753	2	(3)	91,835	94,753	(3)
Net loans	51,695	51,416	50,474	1	2	51,695	50,474	2
of which Private Banking	51,684	51,407	50,429	1	2	51,684	50,429	2
Risk-weighted assets	40,116	39,389	38,256	2	5	40,116	38,256	5
Leverage exposure	98,556	97,262	99,267	1	(1)	98,556	99,267	(1)

Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17
Adjusted results (CHF million)
Net revenues	942	913	923	460	352	441	1,402	1,265	1,364
Real estate gains	(2)	0	0	0	0	0	(2)	0	0
(Gains)/losses on business sales	0	0	0	(24)	5	28	(24)	5	28
Adjusted net revenues	940	913	923	436	357	469	1,376	1,270	1,392
Provision for credit losses	16	15	14	0	0	0	16	15	14
Total operating expenses	628	611	673	348	261	337	976	872	1,010
Restructuring expenses	(25)	(21)	(8)	(8)	(7)	(3)	(33)	(28)	(11)
Major litigation provisions	0	0	(31)	0	0	0	0	0	(31)
Expenses related to business sales	0	0	0	(47)	0	0	(47)	0	0
Adjusted total operating expenses	603	590	634	293	254	334	896	844	968
Income before taxes	298	287	236	112	91	104	410	378	340
Total adjustments	23	21	39	31	12	31	54	33	70
Adjusted income before taxes	321	308	275	143	103	135	464	411	410
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	32.7	29.4	30.5
	Private Banking		Asset Management		International Wealth Management
in	2018	2017	2018	2017	2018	2017
Adjusted results (CHF million)
Net revenues	3,890	3,603	1,524	1,508	5,414	5,111
Real estate gains	(2)	0	0	0	(2)	0
(Gains)/losses on business sales	(37)	0	(18)	28	(55)	28
Adjusted net revenues	3,851	3,603	1,506	1,536	5,357	5,139
Provision for credit losses	35	27	0	0	35	27
Total operating expenses	2,522	2,552	1,152	1,181	3,674	3,733
Restructuring expenses	(89)	(44)	(26)	(26)	(115)	(70)
Major litigation provisions	0	(48)	0	0	0	(48)
Expenses related to business sales	0	0	(47)	0	(47)	0
Adjusted total operating expenses	2,433	2,460	1,079	1,155	3,512	3,615
Income before taxes	1,333	1,024	372	327	1,705	1,351
Total adjustments	50	92	55	54	105	146
Adjusted income before taxes	1,383	1,116	427	381	1,810	1,497
Adjusted return on regulatory capital (%)	–	–	–	–	32.6	28.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
Results details
In 4Q18, income before taxes of CHF 298 million increased 4% compared to 3Q18, reflecting slightly higher net revenues, partially offset by slightly higher total operating expenses. Compared to 4Q17, income before taxes increased 26%, mainly driven by lower total operating expenses and slightly higher net revenues. Adjusted income before taxes of CHF 321 million increased 4% and 17% compared to 3Q18 and 4Q17, respectively.
Net revenues
Compared to 3Q18, net revenues of CHF 942 million were slightly higher, mainly driven by higher net interest income. Net interest income of CHF 404 million increased 6%, reflecting higher deposit margins and stable loan margins on stable average deposit and loan volumes. Recurring commissions and fees of CHF 305 million were stable, mainly reflecting higher fees from lending activities, offset by lower discretionary mandate management fees. Transaction- and performance-based revenues of CHF 229 million were stable, reflecting lower client activity, offset by higher revenues from ITS and higher performance fees.

Results – Private Banking
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Statements of operations (CHF million)
Net revenues	942	913	923	3	2	3,890	3,603	8
Provision for credit losses	16	15	14	7	14	35	27	30
Compensation and benefits	382	405	357	(6)	7	1,599	1,540	4
General and administrative expenses	184	148	255	24	(28)	680	782	(13)
Commission expenses	37	37	53	0	(30)	154	186	(17)
Restructuring expenses	25	21	8	19	213	89	44	102
Total other operating expenses	246	206	316	19	(22)	923	1,012	(9)
Total operating expenses	628	611	673	3	(7)	2,522	2,552	(1)
Income before taxes	298	287	236	4	26	1,333	1,024	30
Statement of operations metrics (%)
Cost/income ratio	66.7	66.9	72.9	–	–	64.8	70.8	–
Net revenue detail (CHF million)
Net interest income	404	382	380	6	6	1,568	1,449	8
Recurring commissions and fees	305	302	308	1	(1)	1,227	1,200	2
Transaction- and performance-based revenues	229	229	235	0	(3)	1,054	953	11
Other revenues	4	0	0	–	–	41	1	–
Net revenues	942	913	923	3	2	3,890	3,603	8
Margins on assets under management (annualized) (bp)
Gross margin [1]	103	99	101	–	–	106	105	–
Net margin [2]	33	31	26	–	–	36	30	–
Number of relationship managers
Number of relationship managers	1,110	1,120	1,130	(1)	(2)	1,110	1,130	(2)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Compared to 4Q17, net revenues were slightly higher, mainly driven by higher net interest income, partially offset by slightly lower transaction- and performance-based revenues. Net interest income increased 6%, reflecting higher deposit margins on higher average deposit volumes and lower loan margins on slightly higher average loan volumes. Transaction- and performance-based revenues were slightly lower, driven by lower brokerage and product issuing fees, including lower levels of structured product issuances, partially offset by higher revenues from ITS. Recurring commissions and fees were stable with lower investment product management fees and discretionary mandate management fees, partially offset by higher fees from lending activities.
Provision for credit losses
In 4Q18, provision for credit losses was CHF 16 million, compared to CHF 15 million in 3Q18 and CHF 14 million in 4Q17.
Total operating expenses
Compared to 3Q18, total operating expenses of CHF 628 million were slightly higher, mainly driven by higher general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses of CHF 184 million increased 24%, mainly driven by higher professional services fees and higher allocated corporate function costs. Compensation and benefits of CHF 382 million decreased 6%, mainly reflecting lower discretionary compensation expenses.
Compared to 4Q17, total operating expenses decreased 7%, mainly driven by lower general and administrative expenses, partially offset by higher compensation and benefits. General and administrative expenses decreased 28%, mainly reflecting the absence of litigation provisions and decreased allocated corporate function costs. Compensation and benefits increased 7%, mainly driven by higher allocated corporate function costs, higher deferred compensation expenses from prior-year awards and increased discretionary compensation expenses.

Margins
Our gross margin was 103 basis points in 4Q18, an increase of four basis points compared to 3Q18 and an increase of two basis points compared to 4Q17, primarily driven by higher net interest income on stable average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 33 basis points in 4Q18, an increase of two basis points compared to 3Q18, mainly reflecting slightly higher net revenues, partially offset by slightly higher total operating expenses on stable average assets under management. Our net margin was seven basis points higher compared to 4Q17, mainly reflecting lower total operating expenses and slightly higher net revenues on stable average assets under management. On the basis of adjusted income before taxes, our net margin was 35 basis points in 4Q18, two basis points higher compared to 3Q18 and five basis points higher compared to 4Q17.
Assets under management
As of the end of 4Q18, assets under management of CHF 357.5 billion were CHF 10.9 billion lower compared to the end of 3Q18, mainly reflecting unfavorable market movements. Net new assets of CHF 0.5 billion mainly reflected inflows from emerging markets, partially offset by outflows from Europe.
As of the end of 2018, assets under management of CHF 357.5 billion were CHF 9.4 billion lower compared to the end of 2017, reflecting unfavorable market and foreign exchange-related movements, partially offset by net new assets of CHF 14.2 billion. Net new assets mainly reflected inflows from emerging markets and Europe.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Assets under management (CHF billion)
Assets under management	357.5	368.4	366.9	(3.0)	(2.6)	357.5	366.9	(2.6)
Average assets under management	365.5	369.0	365.2	(0.9)	0.1	368.1	343.9	7.0
Assets under management by currency (CHF billion)
USD	170.3	172.7	162.9	(1.4)	4.5	170.3	162.9	4.5
EUR	106.7	115.5	114.1	(7.6)	(6.5)	106.7	114.1	(6.5)
CHF	17.5	17.7	23.0	(1.1)	(23.9)	17.5	23.0	(23.9)
Other	63.0	62.5	66.9	0.8	(5.8)	63.0	66.9	(5.8)
Assets under management	357.5	368.4	366.9	(3.0)	(2.6)	357.5	366.9	(2.6)
Growth in assets under management (CHF billion)
Net new assets	0.5	3.0	2.7	–	–	14.2	15.6	–
Other effects	(11.4)	(5.3)	8.9	–	–	(23.6)	28.1	–
of which market movements	(13.7)	2.0	5.5	–	–	(12.0)	24.3	–
of which foreign exchange	2.1	(7.3)	2.7	–	–	(7.8)	1.0	–
of which other	0.2	0.0	0.7	–	–	(3.8)	2.8	–
Growth in assets under management	(10.9)	(2.3)	11.6	–	–	(9.4)	43.7	–
Growth in assets under management (annualized) (%)
Net new assets	0.5	3.2	3.0	–	–	3.9	4.8	–
Other effects	(12.3)	(5.7)	10.1	–	–	(6.5)	8.7	–
Growth in assets under management (annualized)	(11.8)	(2.5)	13.1	–	–	(2.6)	13.5	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.9	4.6	4.8	–	–	–	–	–
Other effects	(6.5)	(0.9)	8.7	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	(2.6)	3.7	13.5	–	–	–	–	–

Asset management
Results details
Income before taxes of CHF 112 million increased 23% compared to 3Q18, reflecting higher net revenues, partially offset by higher total operating expenses. Compared to 4Q17, income before taxes increased 8%, reflecting higher net revenues, partially offset by slightly higher total operating expenses. Adjusted income before taxes of CHF 143 million increased 39% and 6% compared to 3Q18 and 4Q17, respectively.
Net revenues
Compared to 3Q18, net revenues of CHF 460 million increased 31%, driven by significantly higher performance and placement revenues and investment and partnership income. Performance and placement revenues increased CHF 64 million to CHF 96 million, mainly reflecting year-end performance and higher placement fees. Performance fees also included revenues from the business disposal. Investment and partnership income increased CHF 40 million to CHF 81 million, mainly driven by a gain on the partial sale of an economic interest in a third-party manager relating to a private equity investment, partially offset by lower revenues from a single manager hedge fund. Management fees of CHF 283 million were stable. Adjusted net revenues of CHF 436 million increased 22% compared to 3Q18.
Compared to 4Q17, net revenues increased 4%, reflecting higher investment and partnership income and higher management fees, partially offset by lower performance and placement revenues. Investment and partnership income increased CHF 62 million, mainly reflecting the gain on the partial sale of an economic interest in a third-party manager, higher revenues from AMF mainly due to the investment loss of CHF 43 million in 4Q17 and higher revenues from the real estate sector. This increase was partially offset by lower revenues from a single manager hedge fund. Management fees increased CHF 20 million, mainly driven by higher average assets under management. Performance and placement revenues decreased CHF 63 million, mainly reflecting lower performance fees, primarily due to the strong investment performance of a fund in 4Q17 and investment-related losses compared to gains in 4Q17. This decrease was partially offset by revenues from the business disposal. Adjusted net revenues decreased 7% compared to 4Q17.
Results – Asset Management
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Statements of operations (CHF million)
Net revenues	460	352	441	31	4	1,524	1,508	1
Provision for credit losses	0	0	0	–	–	0	0	–
Compensation and benefits	225	139	218	62	3	704	738	(5)
General and administrative expenses	96	94	102	2	(6)	349	359	(3)
Commission expenses	19	21	14	(10)	36	73	58	26
Restructuring expenses	8	7	3	14	167	26	26	0
Total other operating expenses	123	122	119	1	3	448	443	1
Total operating expenses	348	261	337	33	3	1,152	1,181	(2)
Income before taxes	112	91	104	23	8	372	327	14
Statement of operations metrics (%)
Cost/income ratio	75.7	74.1	76.4	–	–	75.6	78.3	–
Net revenue detail (CHF million)
Management fees	283	279	263	1	8	1,107	1,011	9
Performance and placement revenues	96	32	159	200	(40)	193	293	(34)
Investment and partnership income	81	41	19	98	326	224	204	10
Net revenues	460	352	441	31	4	1,524	1,508	1
of which recurring commissions and fees	257	257	245	0	5	1,006	935	8
of which transaction- and performance-based revenues	210	124	286	69	(27)	576	663	(13)
of which other revenues	(7)	(29)	(90)	(76)	(92)	(58)	(90)	(36)
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Total operating expenses
Compared to 3Q18, total operating expenses of CHF 348 million increased 33%, mainly reflecting higher compensation and benefits. Compensation and benefits of CHF 225 million increased CHF 86 million, primarily driven by higher discretionary compensation expenses as well as severance payments and accelerated deferred compensation expenses relating to the business disposal. General and administrative expenses of CHF 96 million increased slightly, mainly driven by higher professional services fees. Adjusted total operating expenses of CHF 293 million increased 15% compared to 3Q18.
Compared to 4Q17, total operating expenses increased slightly, reflecting slightly higher compensation and benefits, higher commission expenses and increased restructuring expenses, partially offset by lower general and administrative expenses. Compensation and benefits increased slightly, primarily reflecting higher discretionary compensation expenses, partially offset by lower deferred compensation expenses from prior-year awards. General and administrative expenses decreased 6%, mainly driven by lower professional services fees. Adjusted total operating expenses decreased 12% compared to 4Q17.
Assets under management
As of the end of 4Q18, assets under management of CHF 388.7 billion were CHF 15.0 billion lower compared to the end of 3Q18, reflecting unfavorable market movements. Net new assets of CHF 0.7 billion mainly reflected inflows from traditional and alternative investments, partially offset by outflows from emerging market joint ventures.
As of the end of 2018, assets under management of CHF 388.7 billion were CHF 3.1 billion higher compared to the end of 2017, reflecting net new assets of CHF 22.2 billion, partially offset by unfavorable market and foreign exchange-related movements. Net new assets mainly reflected inflows from traditional and alternative investments.
Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Assets under management (CHF billion)
Traditional investments	218.9	227.1	217.6	(3.6)	0.6	218.9	217.6	0.6
Alternative investments	124.6	130.8	121.5	(4.7)	2.6	124.6	121.5	2.6
Investments and partnerships	45.2	45.8	46.5	(1.3)	(2.8)	45.2	46.5	(2.8)
Assets under management	388.7	403.7	385.6	(3.7)	0.8	388.7	385.6	0.8
Average assets under management	401.7	403.8	384.1	(0.5)	4.6	397.8	368.4	8.0
Assets under management by currency (CHF billion)
USD	107.2	113.3	100.1	(5.4)	7.1	107.2	100.1	7.1
EUR	49.0	51.3	48.2	(4.5)	1.7	49.0	48.2	1.7
CHF	184.9	187.4	182.6	(1.3)	1.3	184.9	182.6	1.3
Other	47.6	51.7	54.7	(7.9)	(13.0)	47.6	54.7	(13.0)
Assets under management	388.7	403.7	385.6	(3.7)	0.8	388.7	385.6	0.8
Growth in assets under management (CHF billion)
Net new assets [1]	0.7	4.5	1.4	–	–	22.2	20.3	–
Other effects	(15.7)	(2.2)	7.9	–	–	(19.1)	43.7	–
of which market movements	(11.3)	3.3	5.7	–	–	(9.1)	20.6	–
of which foreign exchange	1.7	(5.5)	2.8	–	–	(3.4)	(0.3)	–
of which other	(6.1)	0.0	(0.6)	–	–	(6.6)	23.4	–
Growth in assets under management	(15.0)	2.3	9.3	–	–	3.1	64.0	–
Growth in assets under management (annualized) (%)
Net new assets	0.7	4.5	1.5	–	–	5.8	6.3	–
Other effects	(15.6)	(2.2)	8.4	–	–	(5.0)	13.6	–
Growth in assets under management	(14.9)	2.3	9.9	–	–	0.8	19.9	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	5.8	6.1	6.3	–	–	–	–	–
Other effects	(5.0)	1.2	13.6	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	0.8	7.3	19.9	–	–	–	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 4Q18, we reported income before taxes of CHF 37 million and net revenues of CHF 677 million. In 2018, we reported income before taxes of CHF 664 million and net revenues of CHF 3,393 million.
Results summary
4Q18 results
In 4Q18, income before taxes of CHF 37 million decreased 79% compared to 3Q18. In 1Q18, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, both net revenues and operating expenses in Asia Pacific decreased CHF 9 million and CHF 5 million in 4Q18 and 3Q18, respectively. Compared to 3Q18, net revenues of CHF 677 million decreased 17%, driven by lower revenues in our Markets business across all revenue categories and lower revenues in our Wealth Management & Connected business, reflecting lower Private Banking revenues and lower advisory, underwriting and financing revenues. Total operating expenses of CHF 632 million were stable, mainly driven by higher general and administrative expenses and higher restructuring expenses, offset by lower compensation and benefits. Adjusted income before taxes of CHF 64 million decreased 66% compared to 3Q18.
Compared to 4Q17, income before taxes decreased 79%. Net revenues decreased 24%, driven by lower revenues in our Wealth Management & Connected business, reflecting lower advisory, underwriting and financing revenues and lower Private Banking revenues, and lower revenues in our Markets business across all revenue categories. Total operating expenses decreased 10%, primarily due to lower compensation and benefits. Adjusted income before taxes decreased 68% compared to 4Q17.
2018 results
In 2018, income before taxes of CHF 664 million decreased 9% compared to 2017 due to lower net revenues and higher provision for credit losses, partially offset by lower total operating expenses. Lower net revenues of CHF 3,393 million were driven by lower revenues in our Markets business across all revenue categories. Lower equity sales and trading revenues were primarily driven by weaker results in equity derivatives, reflecting reduced client activity and a difficult trading environment in the second half of 2018. Lower fixed income sales and trading revenues were primarily driven by a weaker performance in rates, partially offset by higher revenues in foreign exchange products, structured products and credit products. Wealth Management & Connected revenues were stable, mainly reflecting lower transaction-based revenues and lower advisory, underwriting and financing revenues, offset by higher recurring commissions and fees. Financing revenues in 2017 included a gain of CHF 64 million from a pre-IPO financing and a positive net fair value impact of CHF 94 million from an impaired loan portfolio in recovery management.
Divisional results
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Statements of operations (CHF million)
Net revenues	677	811	885	(17)	(24)	3,393	3,504	(3)
Provision for credit losses	8	10	7	(20)	14	35	15	133
Compensation and benefits	330	372	394	(11)	(16)	1,503	1,602	(6)
General and administrative expenses	213	188	217	13	(2)	887	831	7
Commission expenses	63	56	68	13	(7)	243	264	(8)
Restructuring expenses	26	9	23	189	13	61	63	(3)
Total other operating expenses	302	253	308	19	(2)	1,191	1,158	3
Total operating expenses	632	625	702	1	(10)	2,694	2,760	(2)
Income before taxes	37	176	176	(79)	(79)	664	729	(9)
Statement of operations metrics (%)
Return on regulatory capital	2.7	12.5	13.3	–	–	12.0	13.8	–
Cost/income ratio	93.4	77.1	79.3	–	–	79.4	78.8	–
Number of employees (full-time equivalents)
Number of employees	7,440	7,300	7,230	2	3	7,440	7,230	3

Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Net revenues (CHF million)
Wealth Management & Connected	506	557	626	(9)	(19)	2,290	2,322	(1)
Markets	171	254	259	(33)	(34)	1,103	1,182	(7)
Net revenues	677	811	885	(17)	(24)	3,393	3,504	(3)
Provision for credit losses (CHF million)
New provisions	10	12	9	(17)	11	42	28	50
Releases of provisions	(2)	(2)	(2)	0	0	(7)	(13)	(46)
Provision for credit losses	8	10	7	(20)	14	35	15	133
Balance sheet statistics (CHF million)
Total assets	99,809	100,056	96,497	0	3	99,809	96,497	3
Net loans	43,713	42,470	43,080	3	1	43,713	43,080	1
of which Private Banking	32,877	33,337	35,331	(1)	(7)	32,877	35,331	(7)
Risk-weighted assets	37,156	34,001	31,474	9	18	37,156	31,474	18
Leverage exposure	106,375	107,513	105,585	(1)	1	106,375	105,585	1
Compared to 2017, total operating expenses of CHF 2,694 million decreased slightly, primarily reflecting lower compensation and benefits and lower commission expenses, largely offset by higher general and administrative expenses, primarily driven by higher litigation provisions. Litigation provisions recorded in both 1Q18 and 2Q18 primarily related to the US Department of Justice and US Securities and Exchange Commission (SEC) investigations regarding our hiring practices in the Asia Pacific region between 2007 and 2013, which have now been resolved. Adjusted income before taxes of CHF 804 million increased slightly compared to 2017.
Capital and leverage metrics
As of the end of 4Q18, we reported risk-weighted assets of CHF 37.2 billion, an increase of CHF 3.2 billion compared to the end of 3Q18, primarily reflecting business growth in Wealth Management & Connected. Leverage exposure was CHF 106.4 billion, a decrease of CHF 1.1 billion compared to the end of 3Q18, mainly driven by lower business usage in Markets, partially offset by higher lending activity in Wealth Management & Connected, a foreign exchange impact and higher HQLA.

Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17
Adjusted results (CHF million)
Net revenues	506	557	626	171	254	259	677	811	885
Provision for credit losses	9	1	7	(1)	9	0	8	10	7
Total operating expenses	359	376	390	273	249	312	632	625	702
Restructuring expenses	(10)	(3)	(10)	(16)	(6)	(13)	(26)	(9)	(23)
Major litigation provisions	(1)	(1)	0	0	0	0	(1)	(1)	0
Adjusted total operating expenses	348	372	380	257	243	299	605	615	679
Income/(loss) before taxes	138	180	229	(101)	(4)	(53)	37	176	176
Total adjustments	11	4	10	16	6	13	27	10	23
Adjusted income/(loss) before taxes	149	184	239	(85)	2	(40)	64	186	199
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	4.7	13.2	15.0
	Wealth Management & Connected		Markets		Asia Pacific
in	2018	2017	2018	2017	2018	2017
Adjusted results (CHF million)
Net revenues	2,290	2,322	1,103	1,182	3,393	3,504
Provision for credit losses	25	15	10	0	35	15
Total operating expenses	1,574	1,508	1,120	1,252	2,694	2,760
Restructuring expenses	(27)	(21)	(34)	(42)	(61)	(63)
Major litigation provisions	(79)	0	0	0	(79)	0
Adjusted total operating expenses	1,468	1,487	1,086	1,210	2,554	2,697
Income/(loss) before taxes	691	799	(27)	(70)	664	729
Total adjustments	106	21	34	42	140	63
Adjusted income/(loss) before taxes	797	820	7	(28)	804	792
Adjusted return on regulatory capital (%)	–	–	–	–	14.5	15.0
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Wealth Management & Connected
Results details
Income before taxes of CHF 138 million decreased 23% compared to 3Q18, mainly reflecting lower net revenues. Compared to 4Q17, income before taxes decreased 40%, mainly reflecting lower net revenues, partially offset by lower total operating expenses. Adjusted income before taxes of CHF 149 million decreased 19% compared to 3Q18 and decreased 38% compared to 4Q17.
Net revenues
Net revenues of CHF 506 million decreased 9% compared to 3Q18, mainly reflecting lower advisory, underwriting and financing revenues, lower transaction-based revenues and lower recurring commissions and fees. Advisory, underwriting and financing revenues decreased 13% to CHF 148 million, primarily due to lower fees from mergers and acquisitions (M&A) transactions and lower equity underwriting revenues, partially offset by higher financing revenues. Transaction-based revenues decreased 16% to CHF 108 million, primarily reflecting lower brokerage and product issuing fees. Recurring commissions and fees decreased 11% to CHF 93 million, primarily reflecting lower discretionary mandate management and wealth structuring solutions fees. Net interest income was stable, mainly reflecting higher treasury revenues, offset by lower deposit margins on higher average deposit volumes and slightly lower loan margins on slightly lower average loan volumes.
Results - Wealth Management & Connected
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Statements of operations (CHF million)
Net revenues	506	557	626	(9)	(19)	2,290	2,322	(1)
Provision for credit losses	9	1	7	–	29	25	15	67
Compensation and benefits	219	261	241	(16)	(9)	988	1,002	(1)
General and administrative expenses	112	99	121	13	(7)	500	421	19
Commission expenses	18	13	18	38	0	59	64	(8)
Restructuring expenses	10	3	10	233	0	27	21	29
Total other operating expenses	140	115	149	22	(6)	586	506	16
Total operating expenses	359	376	390	(5)	(8)	1,574	1,508	4
Income before taxes	138	180	229	(23)	(40)	691	799	(14)
of which Private Banking	97	133	113	(27)	(14)	548	541	1
Statement of operations metrics (%)
Cost/income ratio	70.9	67.5	62.3	–	–	68.7	64.9	–
Net revenue detail (CHF million)
Private Banking	358	387	391	(7)	(8)	1,612	1,607	0
of which net interest income	156	155	147	1	6	628	620	1
of which recurring commissions and fees	93	104	100	(11)	(7)	420	381	10
of which transaction-based revenues	108	128	144	(16)	(25)	563	606	(7)
Advisory, underwriting and financing	148	170	235	(13)	(37)	678	715	(5)
Net revenues	506	557	626	(9)	(19)	2,290	2,322	(1)
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	70	76	80	–	–	79	88	–
Net margin [2]	19	26	23	–	–	27	30	–
Number of relationship managers
Number of relationship managers	580	600	590	(3)	(2)	580	590	(2)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Compared to 4Q17, net revenues decreased 19%, mainly reflecting lower advisory, underwriting and financing revenues and lower transaction-based revenues. Advisory, underwriting and financing revenues decreased 37%, primarily due to lower financing revenues and lower equity underwriting revenues. Financing revenues in 4Q17 included a gain of CHF 64 million from a pre-IPO financing and a positive net fair value impact of CHF 50 million from an impaired loan portfolio in recovery management. Transaction-based revenues decreased 25%, primarily reflecting lower brokerage and product issuing fees. Recurring commissions and fees decreased 7%, mainly due to lower discretionary mandate management, investment product management and wealth structuring solutions fees, partially offset by higher fees from lending activities. Net interest income increased 6%, reflecting higher treasury revenues, partially offset by lower loan margins on lower average loan volumes and lower deposit margins on higher average deposit volumes.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 4Q18, Wealth Management & Connected recorded a provision for credit losses of CHF 9 million, compared to a provision for credit losses of CHF 1 million in 3Q18 and CHF 7 million in 4Q17.
Total operating expenses
Total operating expenses of CHF 359 million decreased 5% compared to 3Q18, mainly reflecting lower compensation and benefits, partially offset by higher general and administrative expenses and higher restructuring expenses. Compensation and benefits decreased 16% to CHF 219 million, primarily driven by lower discretionary compensation expenses. General and administrative expenses increased 13% to CHF 112 million, mainly due to higher IT infrastructure expenses.
Compared to 4Q17, total operating expenses decreased 8%, reflecting lower compensation and benefits and lower general and administrative expenses. Compensation and benefits decreased 9%, primarily driven by lower discretionary compensation expenses. General and administrative expenses decreased 7%, mainly due to lower litigation provisions and lower IT infrastructure expenses.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Our gross margin was 70 basis points in 4Q18, six basis points lower compared to 3Q18, mainly reflecting lower transaction-based revenues and lower recurring commissions and fees. Compared to 4Q17, our gross margin was ten basis points lower, mainly reflecting lower transaction-based revenues and a 5.0% increase in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 19 basis points in 4Q18, seven basis points lower compared to 3Q18, mainly reflecting lower net revenues. Compared to 4Q17, our net margin was four basis points lower, mainly reflecting lower net revenues, partially offset by higher total operating expenses and higher provision for credit losses.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 4Q18, assets under management of CHF 201.7 billion were CHF 5.8 billion lower compared to the end of 3Q18, reflecting unfavorable market movements, partially offset by favorable foreign exchange-related movements and net new assets of CHF 1.2 billion. Net new assets primarily reflected inflows from Southeast Asia.
As of the end of 2018, assets under management of CHF 201.7 billion were CHF 4.9 billion higher compared to the end of 2017, mainly reflecting net new assets of CHF 17.2 billion, partially offset by unfavorable market movements. Net new assets reflected inflows across most of our markets.

Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Assets under management (CHF billion)
Assets under management	201.7	207.5	196.8	(2.8)	2.5	201.7	196.8	2.5
Average assets under management	206.0	204.2	196.1	0.9	5.0	203.3	182.3	11.5
Assets under management by currency (CHF billion)
USD	106.4	108.0	98.2	(1.5)	8.4	106.4	98.2	8.4
EUR	5.8	6.0	6.7	(3.3)	(13.4)	5.8	6.7	(13.4)
CHF	1.8	1.8	2.5	0.0	(28.0)	1.8	2.5	(28.0)
Other	87.7	91.7	89.4	(4.4)	(1.9)	87.7	89.4	(1.9)
Assets under management	201.7	207.5	196.8	(2.8)	2.5	201.7	196.8	2.5
Growth in assets under management (CHF billion)
Net new assets	1.2	6.4	1.3	–	–	17.2	16.9	–
Other effects	(7.0)	(4.5)	5.5	–	–	(12.3)	13.0	–
of which market movements	(9.1)	(0.3)	3.4	–	–	(13.2)	16.8	–
of which foreign exchange	2.1	(4.2)	1.9	–	–	(0.4)	(3.9)	–
of which other	0.0	0.0	0.2	–	–	1.3	0.1	–
Growth in assets under management	(5.8)	1.9	6.8	–	–	4.9	29.9	–
Growth in assets under management (annualized) (%)
Net new assets	2.3	12.5	2.7	–	–	8.7	10.1	–
Other effects	(13.5)	(8.8)	11.6	–	–	(6.2)	7.8	–
Growth in assets under management (annualized)	(11.2)	3.7	14.3	–	–	2.5	17.9	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	8.7	9.1	10.1	–	–	–	–	–
Other effects	(6.2)	0.1	7.8	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	2.5	9.2	17.9	–	–	–	–	–
Markets
Results details
Loss before taxes of CHF 101 million was reported in 4Q18 compared to loss before taxes of CHF 4 million in 3Q18. The increase of CHF 97 million reflected lower net revenues and higher total operating expenses, partially offset by lower provision for credit losses. Compared to the loss before taxes of CHF 53 million in 4Q17, the increase of CHF 48 million primarily reflected lower net revenues, partially offset by lower total operating expenses. Adjusted loss before taxes of CHF 85 million in 4Q18 compared to adjusted income before taxes of CHF 2 million and adjusted loss before taxes of CHF 40 million in 3Q18 and 4Q17, respectively.
Net revenues
Net revenues of CHF 171 million decreased 33% compared to 3Q18, reflecting lower equity and fixed income sales and trading revenues. Equity sales and trading revenues decreased 22% to CHF 169 million, mainly due to lower revenues from prime services and equity derivatives, reflecting unfavorable market conditions. Fixed income sales and trading revenues decreased 95% to CHF 2 million, mainly due to lower revenues from foreign exchange, credit and structured products, reflecting the unfavorable trading environment, partially offset by higher revenues from emerging markets rates products.
Compared to 4Q17, net revenues decreased 34%, reflecting lower equity and fixed income sales and trading revenues. Equity sales and trading revenues decreased 28%, mainly due to lower revenues from equity derivatives and cash equities, reflecting decreased client activity. Equity derivatives revenues in 4Q17 also included a gain of CHF 27 million resulting from the exercise of a call option on a structured note liability. Fixed income sales and trading revenues decreased 91%, mainly driven by lower revenues from developed market rates, foreign exchange and credit products, reflecting the unfavorable trading environment.

Results - Markets
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Statements of operations (CHF million)
Net revenues	171	254	259	(33)	(34)	1,103	1,182	(7)
Provision for credit losses	(1)	9	0	–	–	10	0	–
Compensation and benefits	111	111	153	0	(27)	515	600	(14)
General and administrative expenses	101	89	96	13	5	387	410	(6)
Commission expenses	45	43	50	5	(10)	184	200	(8)
Restructuring expenses	16	6	13	167	23	34	42	(19)
Total other operating expenses	162	138	159	17	2	605	652	(7)
Total operating expenses	273	249	312	10	(13)	1,120	1,252	(11)
Loss before taxes	(101)	(4)	(53)	–	91	(27)	(70)	(61)
Statement of operations metrics (%)
Cost/income ratio	159.6	98.0	120.5	–	–	101.5	105.9	–
Net revenue detail (CHF million)
Equity sales and trading	169	217	236	(22)	(28)	859	920	(7)
Fixed income sales and trading	2	37	23	(95)	(91)	244	262	(7)
Net revenues	171	254	259	(33)	(34)	1,103	1,182	(7)
Provision for credit losses
In 4Q18, Markets recorded a release of provision for credit losses of CHF 1 million, compared to a provision for credit losses of CHF 9 million in 3Q18. The higher provision for credit losses in 3Q18 was related to a single case.
Total operating expenses
Total operating expenses of CHF 273 million increased 10% compared to 3Q18, mainly reflecting higher general and administrative expenses and higher restructuring expenses. General and administrative expenses increased 13% to CHF 101 million, mainly due to higher IT infrastructure expenses. Compensation and benefits were stable at CHF 111 million as higher employee benefits expenses were offset by lower discretionary compensation expenses and lower allocated corporate function costs. Adjusted total operating expenses of CHF 257 million increased 6% compared to 3Q18.
Compared to 4Q17, total operating expenses decreased 13%, mainly reflecting lower compensation and benefits. Compensation and benefits decreased 27%, primarily driven by lower discretionary compensation expenses and lower allocated corporate function costs. General and administrative expenses increased 5%, mainly due to higher IT infrastructure expenses.

Global Markets
In 4Q18, we reported a loss before taxes of CHF 193 million and net revenues of CHF 965 million, reflecting weakness in credit markets and high levels of volatility. In 2018, we reported income before taxes of CHF 154 million and net revenues of CHF 4,980 million.
Results summary
4Q18 results
In 4Q18, we reported a loss before taxes of CHF 193 million. Net revenues of CHF 965 million decreased 7% compared to 3Q18, reflecting weakness in credit markets and high levels of volatility coupled with a seasonal decline in client activity. Total operating expenses of CHF 1,153 million were stable compared to 3Q18, as lower compensation and benefits were offset by higher general and administrative expenses and increased restructuring expenses. Adjusted loss before taxes was CHF 113 million in 4Q18.
Compared to 4Q17, net revenues decreased 17%, reflecting less favorable market conditions, which negatively impacted client activity across underwriting and fixed income products. Total operating expenses decreased 15%, reflecting lower compensation and benefits, general and administrative expenses and commission expenses.
2018 results
In 2018, we reported income before taxes of CHF 154 million. Net revenues of CHF 4,980 million decreased 10% compared to 2017, primarily reflecting lower results across fixed income trading and underwriting and reduced cash equities revenues due to less favorable market conditions, partially offset by increased ITS performance due to substantially higher equity derivatives revenues. Fixed income sales and trading revenues decreased 9%, primarily driven by substantially lower revenues in our credit franchise, reflecting challenging operating conditions. Underwriting revenues decreased 6%, reflecting lower debt issuance activity due to higher market volatility. Equity sales and trading revenues decreased 2%, reflecting lower cash equities and prime services revenues, partially offset by substantially higher equity derivatives revenues. Total operating expenses of CHF 4,802 million decreased 5% compared to 2017, reflecting lower compensation and benefits, general and administrative expenses and commission expenses, partially offset by higher restructuring expenses. We reported an adjusted income before taxes of CHF 406 million in 2018.
Divisional results
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Statements of operations (CHF million)
Net revenues	965	1,043	1,163	(7)	(17)	4,980	5,551	(10)
Provision for credit losses	5	3	8	67	(38)	24	31	(23)
Compensation and benefits	518	566	645	(8)	(20)	2,296	2,532	(9)
General and administrative expenses	439	397	490	11	(10)	1,773	1,839	(4)
Commission expenses	116	109	144	6	(19)	491	549	(11)
Restructuring expenses	80	64	71	25	13	242	150	61
Total other operating expenses	635	570	705	11	(10)	2,506	2,538	(1)
Total operating expenses	1,153	1,136	1,350	1	(15)	4,802	5,070	(5)
Income/(loss) before taxes	(193)	(96)	(195)	101	(1)	154	450	(66)
Statement of operations metrics (%)
Return on regulatory capital	(6.2)	(3.0)	(5.5)	–	–	1.2	3.2	–
Cost/income ratio	119.5	108.9	116.1	–	–	96.4	91.3	–
Number of employees (full-time equivalents)
Number of employees	11,350	11,250	11,740	1	(3)	11,350	11,740	(3)

Capital and leverage metrics
As of the end of 4Q18, we reported risk-weighted assets of USD 59.8 billion, an increase of USD 1.1 billion compared to the end of 3Q18. Leverage exposure was USD 249.1 billion, a decrease of USD 6.0 billion compared to the end of 3Q18, primarily due to lower business activity, partially offset by higher HQLA.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	473	513	547	(8)	(14)	2,649	2,922	(9)
Equity sales and trading	356	374	378	(5)	(6)	1,709	1,750	(2)
Underwriting	242	268	314	(10)	(23)	1,047	1,115	(6)
Other	(106)	(112)	(76)	(5)	39	(425)	(236)	80
Net revenues	965	1,043	1,163	(7)	(17)	4,980	5,551	(10)
Balance sheet statistics (CHF million, except where indicated)
Total assets	211,530	215,246	242,159	(2)	(13)	211,530	242,159	(13)
Risk-weighted assets	59,016	57,338	58,858	3	0	59,016	58,858	0
Risk-weighted assets (USD)	59,836	58,691	60,237	2	(1)	59,836	60,237	(1)
Leverage exposure	245,664	249,240	283,809	(1)	(13)	245,664	283,809	(13)
Leverage exposure (USD)	249,076	255,121	290,461	(2)	(14)	249,076	290,461	(14)
Reconciliation of adjusted results
	Global Markets
in	4Q18	3Q18	4Q17	2018	2017
Adjusted results (CHF million)
Net revenues	965	1,043	1,163	4,980	5,551
Provision for credit losses	5	3	8	24	31
Total operating expenses	1,153	1,136	1,350	4,802	5,070
Restructuring expenses	(80)	(64)	(71)	(242)	(150)
Major litigation provisions	0	(10)	0	(10)	0
Expenses related to business sales	0	0	(8)	0	(8)
Adjusted total operating expenses	1,073	1,062	1,271	4,550	4,912
Income/(loss) before taxes	(193)	(96)	(195)	154	450
Total adjustments	80	74	79	252	158
Adjusted income/(loss) before taxes	(113)	(22)	(116)	406	608
Adjusted return on regulatory capital (%)	(3.7)	(0.7)	(3.3)	3.1	4.3
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
In 1Q18, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, both net revenues and operating expenses in Global Markets increased CHF 4 million and CHF 14 million in 4Q18 and 3Q18, respectively.
Fixed income sales and trading
In 4Q18, fixed income sales and trading revenues of CHF 473 million decreased 8% compared to 3Q18, reflecting challenging market conditions including significant widening in US high yield spreads and high levels of volatility, which negatively impacted global credit products and macro products revenues. The decline was partially offset by higher emerging markets and securitized products revenues. Global credit products revenues decreased significantly, primarily due to lower leveraged finance trading activity. In addition, macro products revenues decreased, due to lower results in our foreign exchange and rates businesses. This was partially offset by higher emerging markets revenues, reflecting improved trading results in Brazil and higher financing and structured credit revenues across Europe, Middle East and Africa (EMEA) and Latin America. In addition, securitized products revenues increased, reflecting a significant gain from the sale of an investment acquired in the normal course of business and continued momentum in our asset finance franchise partially offset by lower non-agency trading revenues.
Fixed income sales and trading revenues decreased 14% compared to 4Q17, reflecting less favorable market conditions which resulted in lower client activity in our credit franchise. Global credit products revenues decreased significantly, primarily due to lower leveraged finance trading activity. Macro products revenues decreased, reflecting lower rates revenues and the adverse impact of rationalizing the business. In addition, emerging markets revenues decreased slightly, primarily reflecting lower financing revenues across regions, partially offset by increased structured credit revenues in Latin America and higher trading results in Brazil. Securitized products revenues increased, primarily due to the significant gain from the sale of an investment and continued momentum in our asset finance business, partially offset by lower agency and non-agency revenues.
Equity sales and trading
In 4Q18, equity sales and trading revenues of CHF 356 million decreased 5% compared to 3Q18, reflecting a seasonal decline in client activity and increased market volatility. Cash equities revenues decreased, primarily due to a loss on a single block trade and challenging trading conditions. In addition, equity derivatives revenues declined reflecting a seasonal slowdown in client activity in structured and corporate equity derivatives, partially offset by increased flow derivatives revenues. These declines were partially offset by higher prime services revenues reflecting higher commissions in listed derivatives and client financing revenues.
Equity sales and trading revenues decreased 6% compared to 4Q17, primarily reflecting lower cash equities and prime services revenues, partially offset by significantly higher equity derivatives revenues. Cash equities revenues decreased, reflecting lower trading activity and the loss in the single block trade. In addition, prime services revenues decreased, reflecting lower prime brokerage revenues in line with market indices, partially offset by higher client financing revenues. These declines were partially offset by significantly increased equity derivatives revenues, reflecting higher flow and structured derivatives revenues.
Underwriting
In 4Q18, underwriting revenues of CHF 242 million decreased 10% compared to 3Q18, reflecting lower issuance activity. Debt underwriting revenues decreased, reflecting lower investment grade results. Equity underwriting revenues decreased, reflecting lower equity issuance activity.
Underwriting revenues decreased 23% compared to 4Q17, which benefited from low levels of volatility. Debt underwriting revenues decreased due to lower leveraged finance and investment grade issuance activity. In addition, equity underwriting revenues decreased significantly, reflecting lower equity issuance activity.
Provision for credit losses
In 4Q18, we recorded provision for credit losses of CHF 5 million, compared to CHF 3 million in 3Q18 and CHF 8 million in 4Q17.
Total operating expenses
In 4Q18, total operating expenses of CHF 1,153 million were stable compared to 3Q18, as lower compensation and benefits were offset by higher general and administrative expenses and increased restructuring expenses. Compensation and benefits decreased, primarily due to lower discretionary compensation expenses. General and administrative expenses increased, primarily due to higher allocated corporate function costs. During 4Q18, we incurred restructuring expenses of CHF 80 million.
Compared to 4Q17, total operating expenses decreased 15%, reflecting lower compensation and benefits, general and administrative expenses and commission expenses. Compensation and benefits decreased, reflecting lower deferred compensation from prior-year awards, discretionary compensation and salary expenses. General and administrative expenses decreased, reflecting lower professional services fees and reduced allocated corporate function costs.

Investment Banking & Capital Markets
In 4Q18, we reported income before taxes of CHF 105 million and net revenues of CHF 475 million. While the operating environment was challenging across capital markets, our advisory business remained strong. In 2018, we reported income before taxes of CHF 344 million and net revenues of CHF 2,177 million.
Results summary
4Q18 results
In 4Q18, we reported income before taxes of CHF 105 million. Net revenues of CHF 475 million decreased 10% compared to 3Q18, driven by lower revenues from equity and debt underwriting, partially offset by higher advisory and other fees. Compared to 3Q18, equity underwriting revenues decreased 84%, primarily driven by lower revenues from follow-on activity, including a loss on a single block trade. Debt underwriting revenues decreased 18%. Revenues from advisory and other fees increased 16%, reflecting continued momentum. Total operating expenses of CHF 365 million decreased 20%, driven by lower compensation and benefits.
Compared to 4Q17, our reported income before taxes decreased 2%. Net revenues decreased 16%, driven by lower revenues from equity and debt underwriting, partially offset by higher advisory and other fees. Equity underwriting revenues decreased 87%, mainly driven by the lower follow-on activity and initial public offering (IPO) issuances. Debt underwriting revenues decreased 27%, due to lower industry-wide activity. Revenues from advisory and other fees increased 34%. Total operating expenses decreased 20%, driven by lower compensation and benefits.
Divisional results
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Statements of operations (CHF million)
Net revenues	475	530	565	(10)	(16)	2,177	2,139	2
Provision for credit losses	5	3	(1)	67	–	24	30	(20)
Compensation and benefits	241	325	324	(26)	(26)	1,249	1,268	(1)
General and administrative expenses	114	112	119	2	(4)	467	423	10
Commission expenses	4	3	2	33	100	9	7	29
Restructuring expenses	6	17	14	(65)	(57)	84	42	100
Total other operating expenses	124	132	135	(6)	(8)	560	472	19
Total operating expenses	365	457	459	(20)	(20)	1,809	1,740	4
Income before taxes	105	70	107	50	(2)	344	369	(7)
Statement of operations metrics (%)
Return on regulatory capital	12.4	8.9	15.0	–	–	10.9	13.7	–
Cost/income ratio	76.8	86.2	81.2	–	–	83.1	81.3	–
Number of employees (full-time equivalents)
Number of employees	3,100	3,140	3,190	(1)	(3)	3,100	3,190	(3)

2018 results
In 2018, we reported income before taxes of CHF 344 million. Net revenues of CHF 2,177 million increased 2% compared to 2017, due to higher revenues from advisory and other fees, partially offset by lower debt and equity underwriting revenues. Advisory and other fees of CHF 950 million increased 23%, mainly reflecting higher revenues from completed M&A transactions. Debt underwriting revenues of CHF 934 million decreased 9%, driven by lower leveraged finance and debt capital market revenues, partially offset by higher derivatives financing revenues. Equity underwriting revenues of CHF 314 million decreased 19%, driven by decreased follow-on activity, including the loss on a single block trade, and lower rights offerings, partially offset by higher revenues from equity derivatives and IPO issuances. Total operating expenses of CHF 1,809 million increased 4%, primarily due to higher general and administrative expenses and restructuring expenses. Adjusted income before taxes was CHF 429 million in 2018.
Capital and leverage metrics
As of the end of 4Q18, risk-weighted assets were USD 24.5 billion, an increase of USD 1.5 billion compared to the end of 3Q18, primarily driven by growth in underwriting commitments and the lending portfolio. Leverage exposure was USD 41.0 billion, a decrease of USD 1.0 billion compared to the end of 3Q18.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Net revenue detail (CHF million)
Advisory and other fees	276	237	206	16	34	950	770	23
Debt underwriting	183	223	249	(18)	(27)	934	1,030	(9)
Equity underwriting	15	91	113	(84)	(87)	314	386	(19)
Other	1	(21)	(3)	–	–	(21)	(47)	(55)
Net revenues	475	530	565	(10)	(16)	2,177	2,139	2
Balance sheet statistics (CHF million, except where indicated)
Total assets	16,156	16,116	20,803	0	(22)	16,156	20,803	(22)
Risk-weighted assets	24,190	22,448	20,058	8	21	24,190	20,058	21
Risk-weighted assets (USD)	24,526	22,978	20,528	7	19	24,526	20,528	19
Leverage exposure	40,485	41,089	43,842	(1)	(8)	40,485	43,842	(8)
Leverage exposure (USD)	41,047	42,058	44,870	(2)	(9)	41,047	44,870	(9)
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	4Q18	3Q18	4Q17	2018	2017
Adjusted results (CHF million)
Net revenues	475	530	565	2,177	2,139
Provision for credit losses	5	3	(1)	24	30
Total operating expenses	365	457	459	1,809	1,740
Restructuring expenses	(6)	(17)	(14)	(84)	(42)
Major litigation provisions	(1)	0	0	(1)	0
Adjusted total operating expenses	358	440	445	1,724	1,698
Income before taxes	105	70	107	344	369
Total adjustments	7	17	14	85	42
Adjusted income before taxes	112	87	121	429	411
Adjusted return on regulatory capital (%)	13.3	11.0	16.9	13.6	15.2
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
In 1Q18, the US GAAP accounting standard pertaining to revenue recognition was adopted. As a result, both net revenues and operating expenses in Investment Banking & Capital Markets increased CHF 12 million in 4Q18 and 3Q18.
Advisory and other fees
In 4Q18, revenues from advisory and other fees of CHF 276 million increased 16% compared to 3Q18, mainly reflecting higher revenues from completed M&A transactions.
Compared to 4Q17, revenues increased 34%, mainly driven by higher revenues from completed M&A transactions, reflecting higher client activity in the Americas.
Debt underwriting
In 4Q18, debt underwriting revenues of CHF 183 million decreased 18% compared to 3Q18, primarily driven by lower revenues from leveraged finance.
Compared to 4Q17, revenues decreased 27%, primarily driven by lower leveraged finance activity, largely impacted by unfavorable market conditions.
Equity underwriting
In 4Q18, revenues from equity underwriting of CHF 15 million decreased 84% compared to 3Q18, primarily driven by lower revenues from follow-on activity, including a loss on a single block trade.
Compared to 4Q17, revenues decreased 87%, mainly driven by the lower follow-on activity and IPO issuances, impacted by high levels of volatility in the markets.
Provision for credit losses
In 4Q18, we recorded provision for credit losses of CHF 5 million, compared to CHF 3 million in 3Q18. The increase was primarily driven by adverse developments on non-fair valued loans in our corporate lending portfolio. In 4Q17, we recorded a release of provision for credit losses of CHF 1 million.
Total operating expenses
Total operating expenses of CHF 365 million decreased 20% compared to 3Q18, driven by lower compensation and benefits and restructuring expenses. Compensation and benefits of CHF 241 million decreased 26%, mainly driven by lower discretionary compensation expenses. During 4Q18, we incurred restructuring expenses of CHF 6 million. General and administrative expenses increased 2%.
Compared to 4Q17, total operating expenses decreased 20%, primarily driven by lower compensation and benefits. Compensation and benefits decreased 26%, reflecting lower discretionary compensation expenses. General and administrative expenses decreased 4%, primarily driven by lower allocated corporate function costs.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms before cross-divisional revenue sharing agreements.
	in			% change		in		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	761	1,020	1,034	(25)	(26)	4,043	4,133	(2)
of which advisory and other fees	308	291	228	6	35	1,163	935	24
of which debt underwriting	368	498	519	(26)	(29)	2,050	2,292	(11)
of which equity underwriting	85	231	287	(63)	(70)	830	906	(8)

Strategic Resolution Unit
In 4Q18, we reported a loss before taxes of CHF 297 million and decreased our risk-weighted assets by USD 1.6 billion and our leverage exposure by USD 3.6 billion compared to 3Q18.
Results summary
4Q18 results
In 4Q18, we reported a loss before taxes of CHF 297 million compared to losses of CHF 307 million in 3Q18 and CHF 455 million in 4Q17. In 4Q18, we reported an adjusted loss before taxes of CHF 282 million, compared to adjusted losses of CHF 268 million in 3Q18 and CHF 347 million in 4Q17. We reported negative net revenues of CHF 175 million in 4Q18, primarily driven by overall funding costs and valuation adjustments across our legacy investment banking portfolio. Total operating expenses in 4Q18 were CHF 123 million, including CHF 94 million of general and administrative expenses, of which CHF 40 million were litigation provisions, and CHF 57 million of compensation and benefits.
2018 results
In 2018, we reported a loss before taxes of CHF 1,381 million and negative net revenues of CHF 708 million compared to a loss before taxes of CHF 2,135 million and negative net revenues of CHF 886 million in 2017. In 2018, we reported an adjusted loss before taxes of CHF 1,240 million, compared to CHF 1,847 million in 2017. Negative net revenues of CHF 708 million in 2018 were primarily driven by overall funding costs and valuation adjustments across our legacy investment banking portfolio, partially offset by revenues from our legacy cross-border and small markets businesses. Provision for credit losses was CHF 1 million in 2018 compared to CHF 32 million in 2017. Total operating expenses were CHF 672 million in 2018, including CHF 385 million of general and administrative expenses, of which CHF 132 million were litigation provisions, and CHF 254 million of compensation and benefits. In 2018, we reported adjusted total operating expenses of CHF 530 million.
Divisional results
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Statements of operations (CHF million)
Net revenues	(175)	(154)	(151)	14	16	(708)	(886)	(20)
of which from noncontrolling interests without significant economic interest	(2)	(12)	29	(83)	–	(8)	45	–
Provision for credit losses	(1)	3	3	–	–	1	32	(97)
Compensation and benefits	57	61	65	(7)	(12)	254	332	(23)
General and administrative expenses	94	58	209	62	(55)	385	796	(52)
of which litigation provisions	40	14	91	186	(56)	132	300	(56)
Commission expenses	3	3	9	0	(67)	12	32	(63)
Restructuring expenses	(31)	28	18	–	–	21	57	(63)
Total other operating expenses	66	89	236	(26)	(72)	418	885	(53)
Total operating expenses	123	150	301	(18)	(59)	672	1,217	(45)
of which from noncontrolling interests without significant economic interest	1	1	2	0	(50)	4	10	(60)
Income/(loss) before taxes	(297)	(307)	(455)	(3)	(35)	(1,381)	(2,135)	(35)
of which from noncontrolling interests without significant economic interest	(3)	(13)	27	(77)	–	(12)	35	–
Number of employees (full-time equivalents)
Number of employees	1,320	1,350	1,530	(2)	(14)	1,320	1,530	(14)

Capital and leverage metrics
As of the end of 4Q18, we reported risk-weighted assets of USD 18.2 billion, a decrease of USD 1.6 billion and USD 16.2 billion compared to the end of 3Q18 and 4Q17, respectively. Leverage exposure was USD 30.0 billion as of the end of 4Q18, a decrease of USD 3.6 billion and USD 31.3 billion compared to the end of 3Q18 and 4Q17, respectively. In 4Q18, these reductions primarily reflected various initiatives across the derivatives portfolio, the exit of substantially all ship finance exposures, and the elimination of certain long-dated residual exposures that had required continued reliance on certain legacy IT systems.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Net revenue detail (CHF million)
Restructuring of select onshore businesses	0	0	0	–	–	1	31	(97)
Legacy cross-border and small markets businesses	11	13	24	(15)	(54)	53	121	(56)
Legacy asset management positions	0	10	(12)	(100)	100	12	(79)	–
Legacy investment banking portfolio	(122)	(86)	(121)	42	1	(453)	(697)	(35)
Legacy funding costs	(60)	(90)	(90)	(33)	(33)	(315)	(337)	(7)
Other	(2)	11	19	–	–	2	30	(93)
Noncontrolling interests without significant economic interest	(2)	(12)	29	(83)	–	(8)	45	–
Net revenues	(175)	(154)	(151)	14	16	(708)	(886)	(20)
Balance sheet statistics (CHF million, except where indicated)
Total assets	20,874	23,058	45,629	(9)	(54)	20,874	45,629	(54)
Risk-weighted assets	17,926	19,297	33,613	(7)	(47)	17,926	33,613	(47)
Risk-weighted assets (USD)	18,175	19,752	34,401	(8)	(47)	18,175	34,401	(47)
Leverage exposure	29,579	32,860	59,934	(10)	(51)	29,579	59,934	(51)
Leverage exposure (USD)	29,990	33,635	61,339	(11)	(51)	29,990	61,339	(51)
Reconciliation of adjusted results
	Strategic Resolution Unit
in	4Q18	3Q18	4Q17	2018	2017
Adjusted results (CHF million)
Net revenues	(175)	(154)	(151)	(708)	(886)
Real estate gains	0	0	0	(1)	0
(Gains)/losses on business sales	0	0	0	0	(38)
Adjusted net revenues	(175)	(154)	(151)	(709)	(924)
Provision for credit losses	(1)	3	3	1	32
Total operating expenses	123	150	301	672	1,217
Restructuring expenses	31	(28)	(18)	(21)	(57)
Major litigation provisions	(45)	(9)	(90)	(117)	(269)
Expenses related to business sales	(1)	(2)	0	(4)	0
Adjusted total operating expenses	108	111	193	530	891
Income/(loss) before taxes	(297)	(307)	(455)	(1,381)	(2,135)
Total adjustments	15	39	108	141	288
Adjusted income/(loss) before taxes	(282)	(268)	(347)	(1,240)	(1,847)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Net revenues
We reported negative net revenues of CHF 175 million in 4Q18 compared to CHF 154 million in 3Q18 and CHF 151 million in 4Q17. Compared to 3Q18, the movement was primarily driven by higher negative valuation adjustments, partially offset by a reduction in overall funding costs.
Compared to 4Q17, the movement was primarily driven by lower exit-related gains, higher negative valuation adjustments and lower fee-based revenues as a result of accelerated business exits, partially offset by a reduction in overall funding costs.
Provision for credit losses
In 4Q18, there was a release of provision for credit losses of CHF 1 million compared to provision for credit losses of CHF 3 million in 3Q18 and CHF 3 million in 4Q17.
Total operating expenses
Total operating expenses of CHF 123 million decreased 18% compared to 3Q18, primarily reflecting lower restructuring expenses, partially offset by higher general and administrative expenses. The decrease in restructuring expenses primarily reflected a reclassification of certain restructuring expenses to litigation provisions relating to employment disputes. General and administrative expenses of CHF 94 million increased 62%, including an increase of CHF 26 million in litigation provisions.
Compared to 4Q17, total operating expenses decreased 59%, primarily as a result of lower general and administrative expenses. General and administrative expenses decreased 55%, including a decrease of CHF 51 million in litigation provisions. Total operating expenses in 4Q17 included costs of CHF 38 million to meet requirements related to the settlements with US authorities regarding US cross-border matters, some of which related to the work performed by the New York Department of Financial Services (DFS) monitor. Adjusted total operating expenses decreased 44% compared to 4Q17.
Development of the Strategic Resolution Unit
As previously disclosed, on occasion the reduction of exposures in the Strategic Resolution Unit involved the maturation of lending facilities or other transactions that wholly or partially may have been renewed or extended by our strategic business divisions, such as Global Markets or International Wealth Management. Similarly, there may have been occasions where strategic business divisions would enter into new transactions with counterparties resulting in exposures that may have had similar characteristics to those recorded in the Strategic Resolution Unit. This was aligned with the Group’s risk appetite and that of the relevant strategic divisions.
We previously amended and enhanced our risk appetite framework in an effort to provide additional governance and controls to ensure all new business activities are scrutinized to distinguish between those types of business exposures held in the Strategic Resolution Unit that will be allowed for execution in our strategic divisions and those that will be prohibited or for which we have limited risk appetite.
In 4Q18, a reassessment of certain assets under management and assets under custody recorded in the Strategic Resolution Unit resulted in a change in the estimate of the expected outflows in connection with the tax regularization of client assets. The estimate of the expected outflows declined by approximately CHF 1.9 billion for assets under management, and CHF 1.5 billion and CHF 0.4 billion of such assets under management were transferred to International Wealth Management and Swiss Universal Bank, respectively. The transfers were in line with the original transfer of such assets to the Strategic Resolution Unit and as such were reflected as a structural effect in our asset under management disclosures, with no impact to net new assets. Additionally, the impact of these transfers on leverage exposure for the Strategic Resolution Unit was a decline of approximately USD 0.1 billion, transferred to International Wealth Management. In addition, after a business reassessment, the Audit Committee approved a transfer of 11 third-party fund interests from the Strategic Resolution Unit to International Wealth Management.
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and will be separately disclosed within the Corporate Center.

Corporate Center
In 4Q18, we reported income before taxes of CHF 35 million compared to a loss of CHF 61 million in 3Q18. In 2018, we reported a loss before taxes of CHF 239 million.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Since 2Q17, treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center.
Other revenues include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions and, since 3Q17, the cost of certain hedging transactions executed in connection with the Group’s risk-weighted assets.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments, certain deferred compensation retention awards intended to support the restructuring of the Group, mainly relating to Asia Pacific predominantly through the end of 2018, and, since 3Q18, certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Results summary
4Q18 results
In 4Q18, we reported income before taxes of CHF 35 million compared to a loss of CHF 61 million in 3Q18. The increase of CHF 96 million in 4Q18 reflected lower total operating expenses and higher net revenues.
Net revenues of CHF 84 million increased CHF 32 million compared to 3Q18. Positive treasury results of CHF 132 million in 4Q18 reflected gains of CHF 82 million relating to hedging volatility, gains of CHF 55 million with respect to structured notes volatility, primarily from valuation model enhancements, gains of CHF 35 million relating to fair value option volatility on own debt and gains of CHF 19 million on fair-valued money market instruments, partially offset by negative revenues of CHF 59 million relating to funding activities. In 3Q18, negative treasury results of CHF 5 million mainly reflected negative revenues of CHF 106 million relating to funding activities, partially offset by gains of CHF 74 million with respect to structured notes volatility, primarily from valuation model enhancements, and gains of CHF 18 million relating to hedging volatility.
Corporate Center results
	in / end of			% change		in		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Statements of operations (CHF million)
Treasury results	132	(5)	72	–	83	13	56	(77)
Other	(48)	57	(27)	–	78	87	29	200
Net revenues	84	52	45	62	87	100	85	18
Provision for credit losses	0	0	(3)	–	100	0	0	–
Compensation and benefits	(64)	63	81	–	–	128	398	(68)
General and administrative expenses	107	46	222	133	(52)	160	364	(56)
Commission expenses	5	4	8	25	(38)	49	45	9
Restructuring expenses	1	0	2	–	(50)	2	14	(86)
Total other operating expenses	113	50	232	126	(51)	211	423	(50)
Total operating expenses	49	113	313	(57)	(84)	339	821	(59)
Income/(loss) before taxes	35	(61)	(265)	–	–	(239)	(736)	(68)
Balance sheet statistics (CHF million)
Total assets	104,411	103,379	67,591	1	54	104,411	67,591	54
Risk-weighted assets [1]	29,703	29,712	23,849	0	25	29,703	23,849	25
Leverage exposure [1]	105,247	104,593	67,034	1	57	105,247	67,034	57
1 Disclosed on a look-through basis.

Other revenues of negative CHF 48 million decreased CHF 105 million compared to 3Q18, mainly reflecting a fair value loss on a legacy convertible bond position compared to a gain on the same position in 3Q18, a negative valuation impact from long-dated legacy deferred compensation and retirement programs, increased costs relating to hedging transactions executed in connection with the Group’s risk-weighted assets and a loss relating to the final liquidation of our subsidiary in Johannesburg, partially offset by the elimination of losses from trading in own shares.
Total operating expenses of CHF 49 million decreased 57% compared to 3Q18, mainly reflecting a decrease in compensation and benefits, partially offset by an increase in general and administrative expenses. Compensation and benefits decreased CHF 127 million, primarily reflecting lower deferred compensation expenses from prior-year awards, reduced expenses for long-dated legacy deferred compensation and retirement programs and lower variable compensation expenses. General and administrative expenses increased CHF 61 million, primarily reflecting higher non-income taxes.
2018 results
In 2018, we reported a loss before taxes of CHF 239 million compared to CHF 736 million in 2017. The decreased loss before taxes in 2018 was primarily driven by lower total operating expenses.
Net revenues of CHF 100 million increased CHF 15 million compared to 2017. Treasury results of CHF 13 million in 2018 mainly reflected gains of CHF 200 million with respect to structured notes volatility, of which CHF 165 million related to valuation model enhancements, gains of CHF 123 million relating to hedging volatility and gains of CHF 61 million relating to fair value option volatility on own debt, partially offset by negative revenues of CHF 362 million relating to funding activities. Other revenues of CHF 87 million increased CHF 58 million compared to 2017, mainly reflecting reduced costs relating to hedging transactions executed in connection with the Group’s risk-weighted assets and the elimination of losses from trading in own shares compared to gains in 2017, partially offset by a negative valuation impact from long-dated legacy deferred compensation and retirement programs and a loss relating to the final liquidation of our subsidiary in Johannesburg.
Total operating expenses of CHF 339 million decreased 59% compared to 2017, primarily reflecting decreases in compensation and benefits and general and administrative expenses. Compensation and benefits of CHF 128 million decreased 68%, primarily reflecting lower deferred compensation expenses from prior-year awards and lower retention award expenses. General and administrative expenses of CHF 160 million decreased 56%, mainly due to the absence of the impact from the settlement with the DFS in 2017 relating to certain areas of our foreign exchange trading business and reduced expenses relating to the continuing evolution of our legal entity structure. In 2018, we recorded expenses of CHF 159 million, compared to CHF 240 million in 2017, with respect to the evolution of our legal entity structure.
Capital and leverage metrics
As of the end of 4Q18, we reported risk-weighted assets of CHF 29.7 billion, stable compared to the end of 3Q18.
Leverage exposure was CHF 105.2 billion as of the end of 4Q18, stable compared to the end of 3Q18.
Expense allocation to divisions
	in			% change		in / end of		% change
	4Q18	3Q18	4Q17	QoQ	YoY	2018	2017	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	589	722	763	(18)	(23)	2,748	3,076	(11)
General and administrative expenses	639	503	835	27	(23)	2,212	2,573	(14)
Commission expenses	5	4	8	25	(38)	49	45	9
Restructuring expenses	128	115	73	11	75	372	158	135
Total other operating expenses	772	622	916	24	(16)	2,633	2,776	(5)
Total operating expenses before allocation to divisions	1,361	1,344	1,679	1	(19)	5,381	5,852	(8)
Net allocation to divisions	1,312	1,231	1,366	7	(4)	5,042	5,031	0
of which Swiss Universal Bank	268	263	281	2	(5)	1,056	1,078	(2)
of which International Wealth Management	221	216	246	2	(10)	876	864	1
of which Asia Pacific	208	181	193	15	8	780	777	0
of which Global Markets	468	413	456	13	3	1,708	1,645	4
of which Investment Banking & Capital Markets	81	96	103	(16)	(21)	358	346	3
of which Strategic Resolution Unit	66	62	87	6	(24)	264	321	(18)
Total operating expenses	49	113	313	(57)	(84)	339	821	(59)
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Assets under management
As of the end of 4Q18, assets under management were CHF 1,347.3 billion, 4.1% lower compared to the end of 3Q18 and 2.1% lower compared to the end of 4Q17. Net new assets were CHF 0.5 billion in 4Q18 and CHF 56.5 billion in 2018.
Assets under management
	end of				% change
	4Q18	3Q18		4Q17	QoQ	YoY
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	198.0	209.3		208.3	(5.4)	(4.9)
Swiss Universal Bank - Corporate & Institutional Clients	348.7	360.2		354.7	(3.2)	(1.7)
International Wealth Management - Private Banking	357.5	368.4		366.9	(3.0)	(2.6)
International Wealth Management - Asset Management	388.7	403.7		385.6	(3.7)	0.8
Asia Pacific - Private Banking	201.7	207.5		196.8	(2.8)	2.5
Strategic Resolution Unit	0.5	2.4		5.0	(79.2)	(90.0)
Assets managed across businesses [1]	(147.8)	(146.8)	[2]	(141.2)	0.7	4.7
Assets under management	1,347.3	1,404.7	[2]	1,376.1	(4.1)	(2.1)
of which discretionary assets	440.9	464.4	[2]	452.5	(5.1)	(2.6)
of which advisory assets	906.4	940.3		923.6	(3.6)	(1.9)
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2 Prior period has been corrected.
Net new assets
in	4Q18	3Q18		4Q17	2018	2017
Net new assets (CHF billion)
Swiss Universal Bank – Private Clients	(1.1)	0.9		0.0	3.0	4.7
Swiss Universal Bank – Corporate & Institutional Clients	2.1	1.8		(0.2)	8.6	(13.9)
International Wealth Managment – Private Banking	0.5	3.0		2.7	14.2	15.6
International Wealth Managment – Asset Management [1]	0.7	4.5		1.4	22.2	20.3
Asia Pacific – Private Banking	1.2	6.4		1.3	17.2	16.9
Strategic Resolution Unit	(0.1)	0.0		(0.5)	(0.3)	(2.5)
Assets managed across businesses [2]	(2.8)	(0.9)	[3]	(1.6)	(8.4)	(3.3)
Net new assets	0.5	15.7	[3]	3.1	56.5	37.8
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
3 Prior period has been corrected.

Results summary
4Q18 results
As of the end of 4Q18, assets under management of CHF 1,347.3 billion decreased CHF 57.4 billion compared to the end of 3Q18. The decrease was primarily driven by unfavorable market movements.
Net new assets of CHF 0.5 billion in 4Q18 mainly included net new assets in the Corporate & Institutional Clients business of Swiss Universal Bank, primarily reflecting positive contributions from our pension business, and net new assets in the Private Banking business of Asia Pacific, primarily due to inflows from Southeast Asia. These were partially offset by net asset outflows in the Private Clients business of Swiss Universal Bank, which were impacted by seasonal effects.
2018 results
As of the end of 2018, assets under management were CHF 1,347.3 billion, a decrease of CHF 28.8 billion compared to the end of 2017. The decrease was driven by unfavorable market movements, structural effects and foreign exchange-related movements, partially offset by net new assets of CHF 56.5 billion.
Net new assets of CHF 56.5 billion mainly reflected net new assets in the Asset Management business of International Wealth Management, mainly reflecting inflows from traditional and alternative investments, net new assets in the Private Banking business of Asia Pacific, reflecting inflows across most of our markets in this region, net new assets in the Private Banking business of International Wealth Management, mainly reflecting inflows from emerging markets and Europe, and net new assets in the Corporate & Institutional Clients business of Swiss Universal Bank, primarily reflecting positive contributions from our pension business.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.

Additional financial metrics
Balance sheet
As of the end of 4Q18, total assets of CHF 768.9 billion were stable compared to 3Q18, reflecting a positive foreign exchange translation impact, offset by a decrease in operating activities. Excluding the foreign exchange translation impact, total assets decreased CHF 4.4 billion.
Range of reasonably possible losses related to certain legal proceedings
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.5 billion as of the end of 4Q18.
Total shareholders’ equity
Credit Suisse’s total shareholders’ equity increased to CHF 44.0 billion as of the end of 4Q18 from CHF 42.7 billion as of the end of 3Q18. The increase mainly reflected gains on fair value elected liabilities relating to credit risk, net income attributable to shareholders, an increase in the share-based compensation obligation and foreign exchange-related movements on cumulative translation adjustments, partially offset by an actuarial loss from the annual re-measurement of the Group’s defined benefit plan assets and liabilities.
Liquidity coverage ratio
Our average liquidity coverage ratio was 184% as of the end of 4Q18 compared to 202% as of the end of 3Q18. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
Capital metrics
The CET1 ratio was 12.6% as of the end of 4Q18 compared to 12.9% as of the end of 3Q18, primarily reflecting higher risk-weighted assets. Credit Suisse’s tier 1 ratio was 16.2% as of the end of 4Q18 compared to 17.1% as of the end of 3Q18. The total capital ratio was 17.7% as of the end of 4Q18 compared to 18.7% as of the end of 3Q18.
CET1 capital was CHF 35.9 billion as of the end of 4Q18, a slight increase compared to CHF 35.6 billion as of the end of 3Q18, mainly reflecting net income attributable to shareholders, a regulatory adjustment of deferred tax assets and a positive foreign exchange impact, partially offset by a dividend accrual.
Total eligible capital was CHF 50.3 billion as of the end of 4Q18, a decrease compared to CHF 51.7 billion as of the end of 3Q18, primarily reflecting the redemption of perpetual tier 1 capital notes.
Risk-weighted assets increased 3% to CHF 284.6 billion as of the end of 4Q18 compared to CHF 276.6 billion as of the end of 3Q18, mainly resulting from increases relating to movements in risk levels in credit risk, model and parameter updates in market risk and credit risk and methodology and policy changes in credit risk. These increases were partially offset by decreases relating to movements in risk levels in market risk and operational risk.
As of the end of 4Q18, the look-through CET1 ratio was 12.6% compared to 12.9% as of the end of 3Q18, primarily reflecting higher risk-weighted assets.
Leverage metrics
The BIS tier 1 leverage ratio was 5.2% as of the end of 4Q18, with a BIS CET1 component of 4.1%.
The leverage exposure was CHF 881.4 billion as of the end of 4Q18, stable compared to the end of 3Q18.
BIS capital and leverage metrics
	Phase-in			Look-through
end of	4Q18	3Q18	4Q17	4Q18	3Q18	4Q17
Capital metrics
Risk-weighted assets (CHF billion)	284.6	276.6	272.8	284.6	276.6	271.7
CET1 ratio (%)	12.6	12.9	13.5	12.6	12.9	12.8
Tier 1 ratio (%)	16.2	17.1	18.9	16.2	16.4	17.4
Total capital ratio (%)	17.7	18.7	20.8	17.4	17.7	18.9
Leverage metrics
Leverage exposure (CHF billion)	881.4	885.0	919.1	881.4	885.0	916.5
CET1 leverage ratio (%)	4.1	4.0	4.0	4.1	4.0	3.8
Tier 1 leverage ratio (%)	5.2	5.4	5.6	5.2	5.1	5.2
Refer to the Appendix for additional information on BIS and Swiss capital and leverage metrics.

Important information
The Group has not finalized its 2018 Annual Report and the Group’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of year-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements) (in each case, subject to certain phase-in periods). As of January 1, 2015, the BIS leverage ratio framework, as issued by BCBS, was implemented in Switzerland by FINMA. Our related disclosures are in accordance with Credit Suisse’s interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
References to phase-in and look-through included herein refer to Basel III requirements and Swiss Requirements. Phase-in reflects that for the years 2014 – 2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports and to be updated in the Group’s Annual Report on Form 20-F that is scheduled to be released on March 22, 2019. It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and in each of its quarterly Financial Reports.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Earnings Release.
Credit Suisse Group AG shares are listed on the SIX stock exchange under the ticker symbol CSGN and – in the form of American Depositary Shares, as evidenced by American Depositary Receipts – on the New York Stock Exchange under the ticker symbol CS.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Core Results by business activity
	4Q18								3Q18	4Q17
in	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	740	942	358		–	–	–	2,040	2,030	2,040
of which net interest income	440	404	156		–	–	–	1,000	956	955
of which recurring	209	305	93		–	–	–	607	615	616
of which transaction-based	85	229	108		–	–	–	422	444	468
Provision for credit losses	(4)	16	(1)		–	–	–	11	25	31
Total operating expenses	466	628	262		–	–	–	1,356	1,336	1,448
Income before taxes	278	298	97		–	–	–	673	669	561
Related to corporate & institutional banking (CHF million)
Net revenues	633	–	–		–	–	–	633	611	592
of which net interest income	320	–	–		–	–	–	320	297	301
of which recurring	160	–	–		–	–	–	160	171	159
of which transaction-based	163	–	–		–	–	–	163	157	146
Provision for credit losses	30	–	–		–	–	–	30	18	5
Total operating expenses	350	–	–		–	–	–	350	331	366
Income before taxes	253	–	–		–	–	–	253	262	221
Related to investment banking (CHF million)
Net revenues	–	–	319		965	475	–	1,759	1,997	2,222
of which fixed income sales and trading	–	–	2		473	–	–	475	550	570
of which equity sales and trading	–	–	169		356	–	–	525	591	614
of which underwriting and advisory	–	–	148	[1]	242	474	–	864	989	1,117
Provision for credit losses	–	–	9		5	5	–	19	19	7
Total operating expenses	–	–	370		1,153	365	–	1,888	1,961	2,240
Income/(loss) before taxes	–	–	(60)		(193)	105	–	(148)	17	(25)
Related to asset management (CHF million)
Net revenues	–	460	–		–	–	–	460	352	441
Total operating expenses	–	348	–		–	–	–	348	261	337
Income before taxes	–	112	–		–	–	–	112	91	104
Related to corporate center (CHF million)
Net revenues	–	–	–		–	–	84	84	52	45
Provision for credit losses	–	–	–		–	–	0	0	0	(3)
Total operating expenses	–	–	–		–	–	49	49	113	313
Income/(loss) before taxes	–	–	–		–	–	35	35	(61)	(265)
Total (CHF million)
Net revenues	1,373	1,402	677		965	475	84	4,976	5,042	5,340
Provision for credit losses	26	16	8		5	5	0	60	62	40
Total operating expenses	816	976	632		1,153	365	49	3,991	4,002	4,704
Income/(loss) before taxes	531	410	37		(193)	105	35	925	978	596
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Core Results by business activity (continued)
	2018								2017
in	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	2,989	3,890	1,612		–	–	–	8,491	8,107
of which net interest income	1,717	1,568	628		–	–	–	3,913	3,739
of which recurring	835	1,227	420		–	–	–	2,482	2,393
of which transaction-based	397	1,054	563		–	–	–	2,014	1,972
Provision for credit losses	30	35	6		–	–	–	71	73
Total operating expenses	1,899	2,522	1,058		–	–	–	5,479	5,668
Income before taxes	1,060	1,333	548		–	–	–	2,941	2,366
Related to corporate & institutional banking (CHF million)
Net revenues	2,575	–	–		–	–	–	2,575	2,499
of which net interest income	1,229	–	–		–	–	–	1,229	1,226
of which recurring	680	–	–		–	–	–	680	634
of which transaction-based	699	–	–		–	–	–	699	694
Provision for credit losses	96	–	–		–	–	–	96	33
Total operating expenses	1,381	–	–		–	–	–	1,381	1,502
Income before taxes	1,098	–	–		–	–	–	1,098	964
Related to investment banking (CHF million)
Net revenues	–	–	1,781		4,980	2,177	–	8,938	9,587
of which fixed income sales and trading	–	–	244		2,649	–	–	2,893	3,184
of which equity sales and trading	–	–	859		1,709	–	–	2,568	2,670
of which underwriting and advisory	–	–	678	[1]	1,047	2,198	–	3,923	4,016
Provision for credit losses	–	–	29		24	24	–	77	72
Total operating expenses	–	–	1,636		4,802	1,809	–	8,247	8,508
Income before taxes	–	–	116		154	344	–	614	1,007
Related to asset management (CHF million)
Net revenues	–	1,524	–		–	–	–	1,524	1,508
Total operating expenses	–	1,152	–		–	–	–	1,152	1,181
Income before taxes	–	372	–		–	–	–	372	327
Related to corporate center (CHF million)
Net revenues	–	–	–		–	–	100	100	85
Total operating expenses	–	–	–		–	–	339	339	821
Loss before taxes	–	–	–		–	–	(239)	(239)	(736)
Total (CHF million)
Net revenues	5,564	5,414	3,393		4,980	2,177	100	21,628	21,786
Provision for credit losses	126	35	35		24	24	0	244	178
Total operating expenses	3,280	3,674	2,694		4,802	1,809	339	16,598	17,680
Income/(loss) before taxes	2,158	1,705	664		154	344	(239)	4,786	3,928
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q18	3Q18	4Q17	QoQ	4Q18	3Q18	4Q17	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	35,857	35,557	36,711	1	35,857	35,557	34,824	1
Tier 1 capital	46,073	47,420	51,482	(3)	46,073	45,467	47,262	1
Total eligible capital	50,272	51,663	56,696	(3)	49,581	48,931	51,389	1
Risk-weighted assets	284,582	276,607	272,815	3	284,582	276,607	271,680	3
Capital ratios (%)
CET1 ratio	12.6	12.9	13.5	–	12.6	12.9	12.8	–
Tier 1 ratio	16.2	17.1	18.9	–	16.2	16.4	17.4	–
Total capital ratio	17.7	18.7	20.8	–	17.4	17.7	18.9	–
Eligible capital – Group
	Phase-in					Look-through
					% change				% change
end of	4Q18		3Q18	4Q17	QoQ	4Q18	3Q18	4Q17	QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,955		42,734	41,902	3	43,955	42,734	41,902	3
Regulatory adjustments [1]	(643)		(450)	(576)	43	(643)	(450)	(576)	43
Adjustments subject to phase-in	(7,455)	[2]	(6,727)	(4,615)	11	(7,455)	(6,727)	(6,502)	11
CET1 capital	35,857		35,557	36,711	1	35,857	35,557	34,824	1
Additional tier 1 instruments	10,216	[3]	9,910	12,438	3	10,216	9,910	12,438	3
Additional tier 1 instruments subject to phase-out [4]	–		1,953	2,778	(100)	–	–	–	–
Deductions from additional tier 1 capital	–		–	(445)	–	–	–	–	–
Additional tier 1 capital	10,216		11,863	14,771	(14)	10,216	9,910	12,438	3
Tier 1 capital	46,073		47,420	51,482	(3)	46,073	45,467	47,262	1
Tier 2 instruments	3,508	[5]	3,464	4,127	1	3,508	3,464	4,127	1
Tier 2 instruments subject to phase-out	691		779	1,138	(11)	–	–	–	–
Deductions from tier 2 capital	–		–	(51)	–	–	–	–	–
Tier 2 capital	4,199		4,243	5,214	(1)	3,508	3,464	4,127	1
Total eligible capital	50,272		51,663	56,696	(3)	49,581	48,931	51,389	1
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Reflects 100% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.6 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

Capital movement – Group
4Q18	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	35,557		35,557
Net income attributable to shareholders	292		292
Foreign exchange impact [1]	98		98
Regulatory adjustment of deferred tax assets	183		183
Other [2]	(273)		(273)
Balance at end of period	35,857		35,857
Additional tier 1 capital (CHF million)
Balance at beginning of period	11,863		9,910
Foreign exchange impact	86		86
Redemptions	(1,953)		0
Other	220		220
Balance at end of period	10,216		10,216
Tier 2 capital (CHF million)
Balance at beginning of period	4,243		3,464
Foreign exchange impact	19		14
Other	(63)	[3]	30
Balance at end of period	4,199		3,508
Eligible capital (CHF million)
Balance at end of period	50,272		49,581
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the net effect of share-based compensation and pensions, the impact of a dividend accrual and a change in other regulatory adjustments (e.g., the net regulatory impact of (gains)/losses on fair-valued financial liabilities due to changes in own credit risk).

3 Primarily reflects the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
4Q18 (CHF million)
Credit risk	63,280	26,604	27,102	35,380	20,498	5,834	16,201	194,899
Market risk	1,315	1,669	3,507	9,158	200	1,305	1,489	18,643
Operational risk	11,880	11,843	6,547	14,478	3,492	10,787	12,013	71,040
Risk-weighted assets – phase-in	76,475	40,116	37,156	59,016	24,190	17,926	29,703	284,582
Risk-weighted assets – look-through	76,475	40,116	37,156	59,016	24,190	17,926	29,703	284,582
4Q17 (CHF million)
Credit risk	52,776	24,641	20,510	34,185	17,362	12,078	14,960	176,512
Market risk	737	1,101	5,128	11,334	121	1,875	994	21,290
Operational risk	12,059	12,514	5,836	13,339	2,575	19,660	9,030	75,013
Risk-weighted assets – phase-in	65,572	38,256	31,474	58,858	20,058	33,613	24,984	272,815
Look-through adjustment	–	–	–	–	–	–	(1,135)	(1,135)
Risk-weighted assets – look-through	65,572	38,256	31,474	58,858	20,058	33,613	23,849	271,680

Risk-weighted asset movement by risk type – Group
4Q18	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	61,406	26,058	23,800	33,864	18,857	7,197	15,535	186,717
Foreign exchange impact	82	91	198	237	134	72	70	884
Movements in risk levels	496	(77)	2,799	1,025	1,175	(1,620)	579	4,377
Model and parameter updates [1]	109	444	52	123	7	127	9	871
Methodology and policy changes [2]	1,187	88	253	131	325	58	8	2,050
Balance at end of period – phase-in	63,280	26,604	27,102	35,380	20,498	5,834	16,201	194,899
Market risk (CHF million)
Balance at beginning of period	1,132	1,484	3,654	9,004	99	1,313	1,192	17,878
Foreign exchange impact	5	7	19	40	0	8	5	84
Movements in risk levels	176	(324)	(345)	(1,411)	101	(56)	189	(1,670)
Model and parameter updates [1]	2	502	179	1,525	0	40	103	2,351
Balance at end of period – phase-in	1,315	1,669	3,507	9,158	200	1,305	1,489	18,643
Operational risk (CHF million)
Balance at beginning of period	11,884	11,847	6,547	14,470	3,492	10,787	12,985	72,012
Movements in risk levels	(4)	(4)	0	8	0	0	(972)	(972)
Balance at end of period – phase-in	11,880	11,843	6,547	14,478	3,492	10,787	12,013	71,040
Total (CHF million)
Balance at beginning of period	74,422	39,389	34,001	57,338	22,448	19,297	29,712	276,607
Foreign exchange impact	87	98	217	277	134	80	75	968
Movements in risk levels	668	(405)	2,454	(378)	1,276	(1,676)	(204)	1,735
Model and parameter updates [1]	111	946	231	1,648	7	167	112	3,222
Methodology and policy changes [2]	1,187	88	253	131	325	58	8	2,050
Balance at end of period – phase-in	76,475	40,116	37,156	59,016	24,190	17,926	29,703	284,582
Balance at end of period – look-through	76,475	40,116	37,156	59,016	24,190	17,926	29,703	284,582
1 Represents movements arising from updates to models and recalibrations of parameters and internal changes impacting how exposures are treated.
2 Represents externally prescribed regulatory changes impacting how exposures are treated.
BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q18	3Q18	4Q17	QoQ	4Q18	3Q18	4Q17	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	35,857	35,557	36,711	1	35,857	35,557	34,824	1
Tier 1 capital	46,073	47,420	51,482	(3)	46,073	45,467	47,262	1
Leverage exposure	881,386	884,952	919,053	0	881,386	884,952	916,525	0
Leverage ratios (%)
CET1 leverage ratio	4.1	4.0	4.0	–	4.1	4.0	3.8	–
Tier 1 leverage ratio	5.2	5.4	5.6	–	5.2	5.1	5.2	–

Swiss capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q18	3Q18	4Q17	QoQ	4Q18	3Q18	4Q17	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	35,752	35,454	36,567	1	35,752	35,454	34,665	1
Going concern capital	49,476	48,828	53,131	1	45,968	45,364	47,102	1
Gone concern capital	35,678	37,746	35,712	(5)	37,909	37,762	35,226	0
Total loss-absorbing capacity (TLAC)	85,154	86,574	88,843	(2)	83,877	83,126	82,328	1
Swiss risk-weighted assets	285,193	277,196	273,436	3	285,193	277,196	272,265	3
Swiss capital ratios (%)
Swiss CET1 ratio	12.5	12.8	13.4	–	12.5	12.8	12.7	–
Going concern capital ratio	17.3	17.6	19.4	–	16.1	16.4	17.3	–
Gone concern capital ratio	12.5	13.6	13.1	–	13.3	13.6	12.9	–
TLAC ratio	29.9	31.2	32.5	–	29.4	30.0	30.2	–
Swiss capital and risk-weighted assets – Group
	Phase-in				Look-through
				% change				% change
end of	4Q18	3Q18	4Q17	QoQ	4Q18	3Q18	4Q17	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	35,857	35,557	36,711	1	35,857	35,557	34,824	1
Swiss regulatory adjustments [1]	(105)	(103)	(144)	2	(105)	(103)	(159)	2
Swiss CET1 capital	35,752	35,454	36,567	1	35,752	35,454	34,665	1
Additional tier 1 high-trigger capital instruments	5,615	5,467	7,574	3	5,615	5,467	7,574	3
Grandfathered capital instruments	8,109	7,907	8,990	3	4,601	4,443	4,863	4
of which additional tier 1 low-trigger capital instruments	4,601	4,443	4,863	4	4,601	4,443	4,863	4
of which tier 2 low-trigger capital instruments	3,508	3,464	4,127	1	–	–	–	–
Swiss additional tier 1 capital	13,724	13,374	16,564	3	10,216	9,910	12,437	3
Going concern capital	49,476	48,828	53,131	1	45,968	45,364	47,102	1
Bail-in debt instruments	33,892	33,803	31,099	0	33,892	33,803	31,099	0
Additional tier 1 instruments subject to phase-out	–	1,953	2,778	(100)	–	–	–	–
Tier 2 instruments subject to phase-out	691	779	1,138	(11)	–	–	–	–
Tier 2 amortization component	1,095	1,211	1,193	(10)	509	495	–	3
Tier 2 low-trigger capital instruments	–	–	–	–	3,508	3,464	4,127	1
Deductions	–	–	(496)	–	–	–	–	–
Gone concern capital	35,678	37,746	35,712	(5)	37,909	37,762	35,226	0
Total loss-absorbing capacity	85,154	86,574	88,843	(2)	83,877	83,126	82,328	1
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	284,582	276,607	272,815	3	284,582	276,607	271,680	3
Swiss regulatory adjustments [2]	611	589	621	4	611	589	585	4
Swiss risk-weighted assets	285,193	277,196	273,436	3	285,193	277,196	272,265	3
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.

Swiss leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q18	3Q18	4Q17	QoQ	4Q18	3Q18	4Q17	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	35,752	35,454	36,567	1	35,752	35,454	34,665	1
Going concern capital	49,476	48,828	53,131	1	45,968	45,364	47,102	1
Gone concern capital	35,678	37,746	35,712	(5)	37,909	37,762	35,226	0
Total loss-absorbing capacity	85,154	86,574	88,843	(2)	83,877	83,126	82,328	1
Leverage exposure	881,386	884,952	919,053	0	881,386	884,952	916,525	0
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.1	4.0	4.0	–	4.1	4.0	3.8	–
Going concern leverage ratio	5.6	5.5	5.8	–	5.2	5.1	5.1	–
Gone concern leverage ratio	4.0	4.3	3.9	–	4.3	4.3	3.8	–
TLAC leverage ratio	9.7	9.8	9.7	–	9.5	9.4	9.0	–
Rounding differences may occur.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
4Q18
Average	16	18	4	1	13	(24)		28
Minimum	11	17	3	1	9	–	[1]	22
Maximum	23	21	5	2	24	–	[1]	36
End of period	16	19	3	1	14	(23)		30
3Q18
Average	16	20	4	1	10	(25)		26
Minimum	13	18	3	1	8	–	[1]	23
Maximum	20	22	5	2	13	–	[1]	30
End of period	18	19	5	1	10	(26)		27
4Q17
Average	14	19	5	2	10	(24)		26
Minimum	12	17	4	1	8	–	[1]	22
Maximum	16	21	7	3	12	–	[1]	29
End of period	15	19	5	1	10	(22)		28
Risk management VaR (USD million)
4Q18
Average	16	18	4	1	13	(24)		28
Minimum	11	17	3	1	9	–	[1]	22
Maximum	23	22	5	2	24	–	[1]	36
End of period	16	19	3	1	14	(23)		30
3Q18
Average	16	20	4	1	10	(25)		26
Minimum	13	18	3	1	9	–	[1]	24
Maximum	21	22	5	2	13	–	[1]	30
End of period	18	19	5	1	10	(26)		27
4Q17
Average	14	19	5	2	10	(24)		26
Minimum	12	17	4	1	8	–	[1]	22
Maximum	17	21	7	3	12	–	[1]	30
End of period	15	19	5	1	10	(21)		29
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	4Q18	3Q18	4Q17	2018	2017
Consolidated statements of operations (CHF million)
Interest and dividend income	5,514	4,558	4,140	19,613	17,057
Interest expense	(3,102)	(3,139)	(2,575)	(12,604)	(10,500)
Net interest income	2,412	1,419	1,565	7,009	6,557
Commissions and fees	2,864	2,821	3,104	11,890	11,817
Trading revenues	(865)	383	186	624	1,317
Other revenues	390	265	334	1,397	1,209
Net revenues	4,801	4,888	5,189	20,920	20,900
Provision for credit losses	59	65	43	245	210
Compensation and benefits	2,141	2,394	2,568	9,620	10,367
General and administrative expenses	1,536	1,301	1,935	5,765	6,645
Commission expenses	301	286	365	1,259	1,430
Restructuring expenses	136	171	137	626	455
Total other operating expenses	1,973	1,758	2,437	7,650	8,530
Total operating expenses	4,114	4,152	5,005	17,270	18,897
Income before taxes	628	671	141	3,405	1,793
Income tax expense	340	261	2,234	1,361	2,741
Net income/(loss)	288	410	(2,093)	2,044	(948)
Net income/(loss) attributable to noncontrolling interests	(4)	(14)	33	(13)	35
Net income/(loss) attributable to shareholders	292	424	(2,126)	2,057	(983)
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	0.11	0.17	(0.83)	0.80	(0.41)
Diluted earnings/(loss) per share	0.11	0.16	(0.83)	0.78	(0.41)

Consolidated balance sheets
end of	4Q18	3Q18	4Q17
Assets (CHF million)
Cash and due from banks	100,047	94,945	109,815
Interest-bearing deposits with banks	1,142	1,236	726
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,095	117,010	115,346
Securities received as collateral, at fair value	41,696	47,010	38,074
Trading assets, at fair value	132,203	127,182	156,334
Investment securities	2,911	2,837	2,191
Other investments	4,890	5,011	5,964
Net loans	287,581	284,511	279,149
Premises and equipment	4,838	4,825	4,686
Goodwill	4,766	4,736	4,742
Other intangible assets	219	214	223
Brokerage receivables	38,907	48,282	46,968
Other assets	32,621	30,745	32,071
Total assets	768,916	768,544	796,289
Liabilities and equity (CHF million)
Due to banks	15,220	16,725	15,413
Customer deposits	363,925	349,818	361,162
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	24,623	18,442	26,496
Obligation to return securities received as collateral, at fair value	41,696	47,010	38,074
Trading liabilities, at fair value	42,169	43,328	39,119
Short-term borrowings	21,926	17,488	25,889
Long-term debt	154,308	164,087	173,032
Brokerage payables	30,923	39,904	43,303
Other liabilities	30,074	28,808	31,612
Total liabilities	724,864	725,610	754,100
Common shares	102	102	102
Additional paid-in capital	34,889	34,785	35,668
Retained earnings	27,006	26,714	24,973
Treasury shares, at cost	(61)	(59)	(103)
Accumulated other comprehensive income/(loss)	(17,981)	(18,808)	(18,738)
Total shareholders' equity	43,955	42,734	41,902
Noncontrolling interests	97	200	287
Total equity	44,052	42,934	42,189

Total liabilities and equity	768,916	768,544	796,289

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
4Q18 (CHF million)
Balance at beginning of period	102	34,785		26,714	(59)	(18,808)	42,734	200	42,934
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(6)	(6)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	2	2
Net income/(loss)	–	–		292	–	–	292	(4)	288
Total other comprehensive income/(loss), net of tax	–	–		–	–	827	827	4	831
Sale of treasury shares	–	(15)		–	2,530	–	2,515	–	2,515
Repurchase of treasury shares	–	–		–	(2,563)	–	(2,563)	–	(2,563)
Share-based compensation, net of tax	–	170		–	31	–	201	–	201
Financial instruments indexed to own shares [3]	–	(51)		–	–	–	(51)	–	(51)
Dividends paid	–	–		–	–	–	–	(1)	(1)
Changes in scope of consolidation, net	–	–		–	–	–	–	(98)	(98)
Balance at end of period	102	34,889		27,006	(61)	(17,981)	43,955	97	44,052
2018 (CHF million)
Balance at beginning of period	102	35,668		24,973	(103)	(18,738)	41,902	287	42,189
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(69)	(69)
Sale of subsidiary shares to noncontrolling interests, changing ownership	–	2		–	–	–	2	(2)	–
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	30	30
Net income/(loss)	–	–		2,057	–	–	2,057	(13)	2,044
Cumulative effect of accounting changes, net of tax	–	–		(24)	–	(21)	(45)	–	(45)
Total other comprehensive income/(loss), net of tax	–	–		–	–	778	778	(2)	776
Sale of treasury shares	–	(28)		–	11,721	–	11,693	–	11,693
Repurchase of treasury shares	–	–		–	(12,441)	–	(12,441)	–	(12,441)
Share-based compensation, net of tax	–	(120)		–	762	–	642	–	642
Financial instruments indexed to own shares [3]	–	28		–	–	–	28	–	28
Dividends paid	–	(661)	[4]	–	–	–	(661)	(5)	(666)
Changes in scope of consolidation, net	–	–		–	–	–	–	(129)	(129)
Balance at end of period	102	34,889		27,006	(61)	(17,981)	43,955	97	44,052
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

4 Paid out of reserves from capital contributions.

Earnings per share
in	4Q18	3Q18	4Q17		2018	2017
Net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	292	424	(2,126)		2,057	(983)
Net income/(loss) attributable to shareholders for diluted earnings per share	292	424	(2,126)		2,057	(983)
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,564.3	2,564.1	2,565.7		2,574.2	2,413.8
Dilutive share options and warrants	4.0	2.6	0.0		3.0	0.0
Dilutive share awards	52.1	53.2	0.0		53.8	0.0
For diluted earnings per share available for common shares [1]	2,620.4	2,619.9	2,565.7	[2]	2,631.0	2,413.8	[2]
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	0.11	0.17	(0.83)		0.80	(0.41)
Diluted earnings/(loss) per share available for common shares	0.11	0.16	(0.83)		0.78	(0.41)
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 6.5 million, 7.7 million, 10.4 million, 8.7 million and 9.8 million for 4Q18, 3Q18, 4Q17, 2018 and 2017, respectively.

2
Due to the net losses in 4Q17 and 2017, 1.9 million and 2.9 million, respectively, of weighted-average share options and warrants outstanding and 76.6 million and 57.7 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Restructuring expenses
in	4Q18	3Q18	4Q17	2018	2017
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	21	25	(2)	101	59
International Wealth Management	33	28	11	115	70
Asia Pacific	26	9	23	61	63
Global Markets	80	64	71	242	150
Investment Banking & Capital Markets	6	17	14	84	42
Strategic Resolution Unit	(31)	28	18	21	57
Corporate Center	1	0	2	2	14
Total restructuring expenses	136	171	137	626	455
in	4Q18	3Q18	4Q17	2018	2017
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	(1)	59	79	246	294
of which severance expenses	(5)	47	47	169	192
of which accelerated deferred compensation	4	12	32	77	102
General and administrative-related expenses	137	112	58	380	161
of which pension expenses	16	6	(14)	74	49
Total restructuring expenses	136	171	137	626	455
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity (a non-GAAP financial measure). In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of leverage exposure. Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratios. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives, ambitions, targets or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2019 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyber attacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.